SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2015

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2015 to 09/30/2015	7
01/01/2014 to 09/30/2014	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2015 to 09/30/2015	15
01/01/2014 to 09/30/2014	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	56
Other information deemed relevant by the Company	96
Reports and statements
Report on review of interim financial information	99
Management statement of interim financial information	101
Management statement on the report on review of interim financial information	102

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	9/30/2015
Paid-in Capital
Common	378,066
Preferred	0
Total	378,066
Treasury shares
Common	10,585
Preferred	0
Total	10,585

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2015	PRIOR YEAR 12/31/2014
1	Total Assets	6,687,030	6,477,381
1.01	Current Assets	2,504,071	2,477,653
1.01.01	Cash and cash equivalents	29,476	33,792
1.01.01.01	Cash and banks	15,416	24,501
1.01.01.02	Short-term investments	14,060	9,291
1.01.02	Short-term investments	479,099	582,042
1.01.02.01	Fair value of short-term investments	479,099	582,042
1.01.03	Accounts receivable	766,544	748,910
1.01.03.01	Trade accounts receivable	766,544	748,910
1.01.03.01.01	Receivables from clients of developments	746,665	724,696
1.01.03.01.02	Receivables from clients of construction and services rendered	19,879	24,214
1.01.04	Inventories	1,075,231	932,681
1.01.04.01	Properties for sale	1,075,231	932,681
1.01.07	Prepaid expenses	2,317	8,036
1.01.07.01	Prepaid expenses and others	2,317	8,036
1.01.08	Other current assets	151,404	172,192
1.01.08.01	Non current assets for sale	6,072	6,072
1.01.08.03	Other	145,332	166,120
1.01.08.03.01	Other accounts receivable and others	71,741	61,355
1.01.08.03.03	Receivables from related parties	73,591	104,765
1.02	Non current assets	4,182,959	3,999,728
1.02.01	Non current assets	881,246	916,283
1.02.01.03	Accounts receivable	340,716	275,531
1.02.01.03.01	Receivables from clients of developments	340,716	275,531
1.02.01.04	Inventories	386,716	487,735
1.02.01.09	Other non current assets	153,814	153,017
1.02.01.09.03	Other accounts receivable and others	80,360	84,897
1.02.01.09.04	Receivables from related parties	73,454	68,120
1.02.02	Investments	3,242,017	3,022,609
1.02.02.01	Interest in associates and affiliates	3,154,198	2,934,790
1.02.02.02	Interest in subsidiaries	87,819	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	87,819	87,819
1.02.03	Property and equipment	23,294	22,129
1.02.03.01	Operation property and equipment	23,294	22,129
1.02.04	Intangible assets	36,402	38,707
1.02.04.01	Intangible assets	36,402	38,707

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2015	PRIOR YEAR 12/31/2014
2	Total Liabilities	6,687,030	6,477,381
2.01	Current liabilities	2,170,540	1,973,022
2.01.01	Social and labor obligations	39,185	38,507
2.01.01.02	Labor obligations	39,185	38,507
2.01.01.02.01	Salaries, payroll charges and profit sharing	39,185	38,507
2.01.02	Suppliers	43,906	57,369
2.01.02.01	Local suppliers	43,906	57,369
2.01.03	Tax obligations	38,293	38,386
2.01.03.01	Federal tax obligations	38,293	38,386
2.01.04	Loans and financing	832,469	758,572
2.01.04.01	Loans and financing	525,789	443,802
2.01.04.02	Debentures	306,680	314,770
2.01.05	Other obligations	1,098,618	977,154
2.01.05.01	Payables to related parties	779,808	596,047
2.01.05.02	Other	318,810	381,107
2.01.05.02.04	Obligations for purchase of properties and advances from customers	165,143	228,991
2.01.05.02.05	Other obligations	124,757	128,567
2.01.05.02.06	Payables to venture partners	4,865	6,081
2.01.05.02.07	Obligations assumed on the assignment of receivables	9,935	14,128
2.01.05.02.08	Derivative financial instruments	14,110	3,340
2.01.06	Provisions	118,069	103,034
2.01.06.01	Tax, labor and civel lawsuits	118,069	103,034
2.01.06.01.01	Tax lawsuits	220	218
2.01.06.01.02	Labor lawsuits	14,324	11,151
2.01.06.01.04	Civel lawsuits	103,525	91,665
2.02	Non current liabilities	1,405,576	1,449,014
2.02.01	Loans and financing	1,181,754	1,234,984
2.02.01.01	Loans and financing	631,376	750,272
2.02.01.01.01	Loans and financing in local currency	631,376	750,272
2.02.01.02	Debentures	550,378	484,712
2.02.02	Other liabilities	126,169	121,098
2.02.02.02	Other	126,169	121,098
2.02.02.02.03	Obligations for purchase of properties and advances from customers	84,695	74,022
2.02.02.02.04	Other liabilities	16,542	17,162
2.02.02.02.05	Payables to venture partners	2,280	4,713
2.02.02.02.06	Obligations assumed on the assignment of receivables	13,628	20,368
2.02.02.02.07	Derivative financial instruments	9,024	4,833
2.02.03	Deferred taxes	18,014	26,126
2.02.03.01	Deferred income tax and social contribution	18,014	26,126
2.02.04	Provisions	79,639	66,806
2.02.04.01	Tax, labor and civel lawsuits	79,639	66,806
2.02.04.01.02	Tax and labor lawsuits	44,054	34,352
2.02.04.01.04	Civel lawsuits	35,585	32,454
2.03	Equity	3,110,914	3,055,345
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	49,422	-9,162
2.03.02.04	Granted options	146,619	141,114
2.03.02.05	Treasury shares	-25,980	-79,059
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	247,207	323,845
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	215,614	292,252
2.03.05	Retained earnings/accumulated losses	73,623	0

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2015 to 09/30/2015	YEAR TO DATE 01/01/2015 to 09/30/2015	SAME QUARTER FROM PREVIOUS YEAR 07/01/2014 to 09/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
3.01	Gross Sales and/or Services	297,524	850,132	267,777	784,855
3.01.01	Revenue from real estate development	326,456	932,947	293,813	864,232
3.01.03	Taxes on real estate sales and services	-28,932	-82,815	-26,036	-79,377
3.02	Cost of sales and/or services	-221,069	-630,392	-191,081	-543,093
3.02.01	Cost of real estate development	-221,069	-630,392	-191,081	-543,093
3.03	Gross profit	76,455	219,740	76,696	241,762
3.04	Operating expenses/income	-48,498	-108,851	-63,980	-250,626
3.04.01	Selling expenses	-18,620	-49,611	-17,415	-55,719
3.04.02	General and administrative expenses	-24,086	-80,436	-33,293	-95,879
3.04.05	Other operating expenses	-38,878	-102,059	-22,147	-79,639
3.04.05.01	Depreciation and amortization	-7,575	-22,972	-7,206	-27,923
3.04.05.02	Other operating expenses	-31,303	-79,087	-14,941	-51,716
3.04.06	Equity pick-up	33,086	123,255	8,875	-19,389
3.05	Income (loss) before financial results and income taxes	27,957	110,889	12,716	-8,864
3.06	Financial	-22,200	-44,995	-15,244	-29,377
3.06.01	Financial income	17,002	52,434	18,533	70,170
3.06.02	Financial expenses	-39,202	-97,429	-33,777	-99,547
3.07	Income before income taxes	5,757	65,894	-2,528	-38,241
3.08	Income and social contribution taxes	7,729	7,729	-7,426	-12,353
3.08.01	Current	-383	-383	-7,426	-12,353
3.08.02	Deferred	8,112	8,112	0	0
3.09	Income (loss) from continuing operation	13,486	73,623	-9,954	-50,594
3.11	Income (loss) for the period	13,486	73,623	-9,954	-50,594
3.99	Earnings per Share – (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.03670	0.20030	-0.02460	-0.12480
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.03646	0.19900	-0.02460	-0.12480

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2015 to 09/30/2015	YEAR TO DATE 01/01/2015 to 09/30/2015	EQUAL QUARTER FROM PREVIOUS YEAR 07/01/2014 to 09/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
4.01	Income (loss) for the period	13,486	73,623	-9,954	-50,594
4.03	Comprehensive income (loss) for the period	13,486	73,623	-9,954	-50,594

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
6.01	Net cash from operating activities	-22,168	-90,439
6.01.01	Cash generated in the operations	134,309	126,387
6.01.01.01	Income (loss) before income and social contribution taxes	65,894	-38,241
6.01.01.02	Equity pick-up	-123,255	19,389
6.01.01.03	Stock options expenses	5,859	27,265
6.01.01.04	Unrealized interest and finance charges, net	49,017	30,868
6.01.01.05	Financial instruments	17,610	4,354
6.01.01.06	Depreciation and amortization	22,972	27,923
6.01.01.07	Provision for legal claims	66,669	40,420
6.01.01.08	Provision for profit sharing	17,000	13,910
6.01.01.09	Warranty provision	11,102	-2,874
6.01.01.10	Write-off of property and equipment, net	146	246
6.01.01.11	Allowance for doubtful accounts	1,091	-825
6.01.01.14	Provision for penalties due to delay in construction works	204	-2,748
6.01.01.15	Write-off of investments	0	6,700
6.01.02	Variation in assets and liabilities	-156,477	-216,826
6.01.02.01	Trade accounts receivable	-94,844	127,834
6.01.02.02	Properties for sale	-41,531	-253,987
6.01.02.03	Other accounts receivable	1,440	9,322
6.01.02.04	Prepaid expenses	5,719	10,159
6.01.02.05	Obligations for purchase of properties and adv. from customers	-53,176	-11,005
6.01.02.06	Taxes and contributions	-93	-10,521
6.01.02.07	Suppliers	-13,464	-1,507
6.01.02.08	Salaries and payable charges	-16,318	-22,859
6.01.02.09	Transactions with related parties	132,804	57,970
6.01.02.10	Other obligations	-76,631	-33,767
6.01.02.11	Income tax and social contribution payable	-383	-88,465
6.02	Net cash from investing activities	78,744	465,264
6.02.01	Purchase of property and equipment and intangible assets	-21,978	-31,429
6.02.02	Increase in investments	-2,221	-22,643
6.02.03	Redemption of short-term investments	2,379,746	1,806,396
6.02.04	Purchase of short-term investments	-2,276,803	-1,329,530
6.02.05	Dividends received	0	42,470
6.03	Net cash from financing activities	-60,892	-351,551
6.03.02	Increase in loans, financing and debentures	526,871	544,021
6.03.03	Payment of loans, financing and debentures	-555,222	-643,472
6.03.04	Repurchase of treasury shares	-24,157	-30,833
6.03.05	Dividends and interest on equity paid	0	-117,126
6.03.06	Loan transactions with related parties	-5,334	-5,966
6.03.07	Obligation with investors	-3,649	-105,094
6.03.08	Selling of treasury shares	3,023	17,583
6.03.09	Net result in selling of treasury shares	-2,424	-10,664
6.05	Net increase (decrease)x of cash and cash equivalents	-4,316	23,274
6.05.01	Cash and cash equivalents at the beginning of the period	33,792	39,032
6.05.02	Cash and cash equivalents at the end of the period	29,476	62,306

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 09/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-9,162	323,845	0	0	3,055,345
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	0	0	3,055,345
5.04	Capital transactions with shareholders	0	58,584	-76,638	0	0	-18,054
5.04.03	Realization of granted options	0	5,504	0	0	0	5,504
5.04.04	Repurchase of treasury shares	0	-24,157	0	0	0	-24,157
5.04.05	Selling of treasury shares	0	3,023	-2,424	0	0	599
5.04.08	Cancelation of treasury shares	0	74,214	-74,214	0	0	0
5.05	Total of comprehensive income (loss)	0	0	0	73,623	0	73,623
5.05.01	Net income (loss) for the period	0	0	0	73,623	0	73,623
5.07	Closing balance	2,740,662	49,422	247,207	73,623	0	3,110,914

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 09/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.04	Capital transactions with shareholders	0	-33,214	0	0	0	-33,214
5.04.03	Realization of granted options	0	13,427	0	0	0	13,427
5.04.04	Repurchase of treasury shares	0	-53,560	0	0	0	-53,560
5.04.05	Selling of treasury shares	0	6,919	0	0	0	6,919
5.05	Total of comprehensive loss	0	0	0	-50,594	0	-50,594
5.05.01	Loss for the period	0	0	0	-50,594	0	-50,594
5.07	Closing balance	2,740,662	-51,901	468,749	-50,594	0	3,106,916

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
7.01	Revenues	932,947	864,232
7.01.01	Real estate development, sale and services	934,038	863,407
7.01.04	Allowance for doubtful accounts	-1,091	825
7.02	Inputs acquired from third parties	-627,878	-531,450
7.02.01	Cost of Sales and/or Services	-541,687	-474,909
7.02.02	Materials, energy, outsourced labor and other	-86,191	-56,541
7.03	Gross added value	305,069	332,782
7.04	Retentions	-22,972	-27,923
7.04.01	Depreciation and amortization	-22,972	-27,923
7.05	Net added value produced by the Company	282,097	304,859
7.06	Added value received on transfer	175,689	50,781
7.06.01	Equity pick-up	123,255	-19,389
7.06.02	Financial income	52,434	70,170
7.07	Total added value to be distributed	457,786	355,640
7.08	Added value distribution	457,786	355,640
7.08.01	Personnel and payroll charges	98,560	120,123
7.08.02	Taxes and contributions	92,097	111,099
7.08.03	Compensation – Interest	193,506	175,012
7.08.03.01	Interest	186,135	167,731
7.08.03.02	Rent	7,371	7,281
7.08.04	Compensation – Company capital	73,623	-50,594
7.08.04.03	Retained losses	73,623	-50,594

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2015	PRIOR YEAR 12/31/2014
1	Total Assets	7,059,524	7,205,852
1.01	Current Assets	4,550,376	4,691,211
1.01.01	Cash and cash equivalents	67,882	109,895
1.01.01.01	Cash and banks	49,694	85,059
1.01.01.02	Short-term investments	18,188	24,836
1.01.02	Short-term investments	853,946	1,047,359
1.01.02.01	Fair value of short-term investments	853,946	1,047,359
1.01.03	Accounts receivable	1,488,988	1,440,498
1.01.03.01	Trade accounts receivable	1,488,988	1,440,498
1.01.03.01.01	Receivables from clients of developments	1,443,370	1,400,490
1.01.03.01.02	Receivables from clients of construction and services rendered	45,618	40,008
1.01.04	Inventories	1,771,950	1,695,817
1.01.07	Prepaid expenses	7,876	15,442
1.01.07.01	Prepaid expenses and other	7,876	15,442
1.01.08	Other current assets	359,734	382,200
1.01.08.01	Non current assets for sale	133,317	110,563
1.01.08.03	Other	226,417	271,637
1.01.08.03.01	Other accounts receivable	143,349	128,905
1.01.08.03.02	Receivables from related parties	83,068	142,732
1.02	Non Current assets	2,509,148	2,514,641
1.02.01	Non current assets	1,407,191	1,420,654
1.02.01.03	Accounts receivable	487,007	384,821
1.02.01.03.01	Receivables from clients of developments	487,007	384,821
1.02.01.04	Inventories	715,436	816,525
1.02.01.09	Others non current assets	204,748	219,308
1.02.01.09.03	Others accounts receivable and others	101,068	112,241
1.02.01.09.04	Receivables from related parties	103,680	107,067
1.02.02	Investments	975,459	968,393
1.02.02.01	Interest in associates and affiliates	975,459	968,393
1.02.03	Property and equipment	49,256	48,691
1.02.03.01	Operation property and equipment	49,256	48,691
1.02.04	Intangible assets	77,242	76,903
1.02.04.01	Intangible assets	51,766	51,427
1.02.04.02	Goodwill	25,476	25,476

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2015	PRIOR YEAR 12/31/2014
2	Total Liabilities	7,059,524	7,205,852
2.01	Current liabilities	2,189,031	2,270,869
2.01.01	Social and labor obligations	72,289	65,039
2.01.01.02	Labor obligations	72,289	65,039
2.01.01.02.01	Salaries, payroll charges and profit sharing	72,289	65,039
2.01.02	Suppliers	78,796	95,131
2.01.03	Tax obligations	114,613	114,424
2.01.03.01	Federal tax obligations	114,613	114,424
2.01.04	Loans and financing	1,126,974	1,054,445
2.01.04.01	Loans and financing	603,920	550,058
2.01.04.01.01	In Local Currency	603,920	550,058
2.01.04.02	Debentures	523,054	504,387
2.01.05	Other obligations	678,290	838,796
2.01.05.01	Payables to related parties	96,346	156,503
2.01.05.02	Other	581,944	682,293
2.01.05.02.04	Obligations for purchase of properties and advances from customers	382,910	490,605
2.01.05.02.05	Payables to venture partners	6,654	6,317
2.01.05.02.06	Other obligations	160,143	157,896
2.01.05.02.07	Obligations assumed on the assignment of receivables	18,127	24,135
2.01.05.02.08	Derivative financial instruments	14,110	3,340
2.01.06	Provisions	118,069	103,034
2.01.06.01	Tax, labor and civel lawsuits	118,069	103,034
2.01.06.01.01	Tax lawsuits	220	218
2.01.06.01.02	Labor lawsuits	14,324	11,151
2.01.06.01.04	Civel lawsuits	103,525	91,665
2.02	Non current liabilities	1,757,884	1,876,580
2.02.01	Loans and financing	1,357,731	1,532,079
2.02.01.01	Loans and financing	707,353	847,367
2.02.01.01.01	Loans and financing in local currency	707,353	847,367
2.02.01.02	Debentures	650,378	684,712
2.02.02	Other obligations	238,095	173,221
2.02.02.02	Other	238,095	173,221
2.02.02.02.03	Obligations for purchase of properties and advances from customers	159,228	101,137
2.02.02.02.04	Other liabilities	46,256	30,544
2.02.02.02.05	Payables to venture partners	2,280	4,713
2.02.02.02.06	Obligations assumed on the assignment of receivables	21,307	31,994
2.02.02.02.07	Derivative financial instruments	9,024	4,833
2.02.03	Deferred taxes	22,179	34,740
2.02.03.01	Deferred income tax and social contribution	22,179	34,740
2.02.04	Provisions	139,879	136,540
2.02.04.01	Tax, labor and civel lawsuits	139,879	136,540
2.02.04.01.01	Tax lawsuits	200	196
2.02.04.01.02	Labor lawsuits	72,901	70,167
2.02.04.01.04	Civel lawsuits	66,778	66,177
2.03	Equity	3,112,609	3,058,403
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	49,422	-9,162
2.03.02.04	Granted options	146,619	141,114
2.03.02.05	Treasury shares	-25,980	-79,059
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	247,207	323,845
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	215,614	292,252
2.03.05	Retained earnings/accumulated losses	73,623	0
2.03.09	Non-controlling interest	1,695	3,058

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2015 to 09/30/2015	YEAR TO DATE 01/01/2015 to 09/30/2015	SAME QUARTER FROM PREVIOUS YEAR 07/01/2014 to 09/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
3.01	Net Sales and/or Services	624,043	1,735,073	494,191	1,501,722
3.01.01	Revenue from real estate development	674,771	1,882,552	533,571	1,626,242
3.01.03	Taxes on real estate sales and services	-50,728	-147,479	-39,380	-124,520
3.02	Cost of sales and/or services	-447,823	-1,251,110	-365,338	-1,110,617
3.02.01	Cost of real estate development	-447,823	-1,251,110	-365,338	-1,110,617
3.03	Gross profit	176,220	483,963	128,853	391,105
3.04	Operating expenses/income	-146,268	-384,990	-121,344	-396,791
3.04.01	Selling expenses	-38,826	-106,574	-37,024	-110,899
3.04.02	General and administrative expenses	-50,948	-143,686	-50,887	-158,724
3.04.05	Other operating expenses	-58,551	-148,387	-39,029	-134,339
3.04.05.01	Depreciation and amortization	-12,444	-35,674	-11,715	-41,714
3.04.05.02	Other operating expenses	-46,107	-112,713	-27,314	-92,625
3.04.06	Equity pick-up	2,057	13,657	5,596	7,171
3.05	Income (loss) before financial results and income taxes	29,952	98,973	7,509	-5,686
3.06	Financial	-19,689	-25,220	-8,028	-19,014
3.06.01	Financial income	23,122	100,004	36,473	118,634
3.06.02	Financial expenses	-42,811	-125,224	-44,501	-137,648
3.07	Income before income taxes	10,263	73,753	-519	-24,700
3.08	Income and social contribution taxes	3,150	-3,256	-9,163	-27,432
3.08.01	Current	-7,752	-14,984	-10,022	-26,896
3.08.02	Deferred	10,902	11,728	859	-536
3.09	Income (loss) from continuing operation	13,413	70,497	-9,682	-52,132
3.11	Income (loss) for the period	13,413	70,497	-9,682	-52,132
3.11.01	Income (loss) attributable to the Company	13,486	73,623	-9,954	-50,594
3.11.02	Net income attributable to non-controlling interests	-73	-3,126	272	-1,538
3.99	Earnings per Share – (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.03670	0.20030	-0.02460	-0.12480
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.03646	0.19900	-0.02460	-0.12480

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2015 to 09/30/2015	YEAR TO DATE 01/01/2015 to 09/30/2015	SAME QUARTER FROM PREVIOUS YEAR 07/01/2014 to 09/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
4.01	Consolidated Income (loss) for the period	13,413	70,497	-9,682	-52,132
4.03	Consolidated comprehensive income (loss) for the period	13,413	70,497	-9,682	-52,132
4.03.01	Income (loss) attributable to Gafisa	13,486	73,623	-9,954	-50,594
4.03.02	Net income attributable to the noncontrolling interests	-73	-3,126	272	-1,538

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
6.01	Net cash from operating activities	-12,910	-937
6.01.01	Cash generated in the operations	300,211	167,770
6.01.01.01	Income (loss) before income and social contribution taxes	73,753	-24,700
6.01.01.02	Stock options expenses	7,465	27,577
6.01.01.03	Unrealized interest and finance charges, net	59,754	47,414
6.01.01.04	Depreciation and amortization	35,674	41,714
6.01.01.05	Write-off of property and equipment, net	946	6,836
6.01.01.06	Provision for legal claims	87,006	77,283
6.01.01.07	Warranty provision	8,541	-7,020
6.01.01.08	Provision for profit sharing	25,449	26,151
6.01.01.09	Allowance for doubtful accounts	3,150	-9,662
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-2,453	-9,684
6.01.01.11	Provision for penalties due to delay in construction works	-606	-5,322
6.01.01.12	Financial instruments	17,610	4,354
6.01.01.13	Equity pick-up	-13,657	-7,171
6.01.01.15	Write-off of investments	-2,421	0
6.01.02	Variation in Assets and Liabilities	-313,121	-168,707
6.01.02.01	Trade accounts receivable	-142,415	292,887
6.01.02.02	Properties for sale	-23,453	-409,947
6.01.02.03	Other accounts receivable	1,278	10,839
6.01.02.04	Transactions with related parties	16,465	-4,038
6.01.02.05	Prepaid expenses	7,568	15,170
6.01.02.06	Suppliers	-16,335	4,125
6.01.02.07	Obligations for purchase of properties and adv. from customers	-49,604	80,103
6.01.02.08	Taxes and contributions	189	-31,791
6.01.02.09	Salaries and payable charges	-18,202	-43,023
6.01.02.10	Other obligations	-85,356	19,976
6.01.02.11	Income tax and social contribution paid	-3,256	-103,008
6.02	Net cash from investing activities	154,736	501,832
6.02.01	Purchase of property and equipment and intangible assets	-37,523	-52,256
6.02.02	Redemption of short-term investments	4,097,940	2,387,569
6.02.03	Purchase of short-term investments	-3,904,527	-1,880,258
6.02.04	Investments	-1,154	-11,534
6.02.05	Dividends received	0	58,311
6.03	Net cash from financing activities	-183,839	-554,322
6.03.02	Increase in loans, financing and debentures	643,937	666,692
6.03.03	Payment of loans and financing	-805,510	-941,847
6.03.04	Dividends and interest on equity paid	0	-117,126
6.03.06	Payables to venture partners	-2,096	-106,600
6.03.07	Loan transactions with related parties	3,388	-8,799
6.03.08	Repurchase of treasury shares	-24,157	-53,561
6.03.09	Selling of treasury shares	3,023	17,583
6.03.10	Net result in selling of treasury shares	-2,424	-10,664
6.05	Net increase (decrease) of cash and cash equivalents	-42,013	-53,427
6.05.01	Cash and cash equivalents at the beginning of the period	109,895	215,194
6.05.02	Cash and cash equivalents at the end of the period	67,882	161,767

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 09/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-9,162	323,845	0	0	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	0	0	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	0	58,584	-76,638	0	0	-18,054	1,763	-16,291
5.04.01	Capital increase	0	0	0	0	0	0	1,763	1,763
5.04.03	Realization of granted options	0	5,504	0	0	0	5,504	0	5,504
5.04.04	Repurchase of treasury shares	0	-24,157	0	0	0	-24,157	0	-24,157
5.04.05	Selling of treasury shares	0	3,023	-2,424	0	0	599	0	599
5.04.08	Cancelation of treasury shares	0	74,214	-74,214	0	0	0	0	0
5.05	Total of comprehensive income (loss)	0	0	0	73,623	0	73,623	-3,126	70,497
5.05.01	Net income (loss) for the period	0	0	0	73,623	0	73,623	-3,126	70,497
5.07	Closing balance	2,740,662	49,422	247,207	73,623	0	3,110,914	1,695	3,112,609

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 09/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	0	-33,214	0	0	0	-33,214	0	-33,214
5.04.03	Realization of granted options	0	13,427	0	0	0	13,427	0	13,427
5.04.04	Repurchase of treasury shares	0	-53,560	0	0	0	-53,560	0	-53,560
5.04.05	Selling of treasury shares	0	6,919	0	0	0	6,919	0	6,919
5.05	Total of comprehensive income (loss)	0	0	0	-50,594	0	-50,594	-1,538	-52,132
5.05.01	Income (loss) for the period	0	0	0	-50,594	0	-50,594	-1,538	-52,132
5.07	Closing balance	2,740,662	-51,901	468,749	-50,594	0	3,106,916	22,221	3,129,137

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2014 to 09/30/2014
7.01	Revenues	1,882,552	1,626,242
7.01.01	Real estate development, sale and services	1,857,595	1,571,666
7.01.04	Allowance for doubtful accounts	24,957	54,576
7.02	Inputs acquired from third parties	-1,277,972	-1,145,977
7.02.01	Cost of sales and/or services	-1,131,609	-984,448
7.02.02	Materials, energy, outsourced labor and other	-146,363	-161,529
7.03	Gross added value	604,580	480,265
7.04	Retentions	-35,674	-41,714
7.04.01	Depreciation and amortization	-35,674	-41,714
7.05	Net added value produced by the Company	568,906	438,551
7.06	Added value received on transfer	113,661	125,805
7.06.01	Equity pick-up	13,657	7,171
7.06.02	Financial income	100,004	118,634
7.07	Total added value to be distributed	682,567	564,356
7.08	Added value distribution	682,567	564,356
7.08.01	Personnel and payroll charges	171,432	161,323
7.08.02	Taxes and contributions	182,073	178,708
7.08.03	Compensation – Interest	255,439	274,919
7.08.03.01	Interest	244,726	263,817
7.08.03.02	Rent	10,713	11,102
7.08.04	Compensation – Company capital	73,623	-50,594
7.08.04.03	Retained losses	73,623	-50,594

FOR IMMEDIATE RELEASE - São Paulo, November 6, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the third quarter ended September 30, 2015.

3Q15 Conference Call

November 9, 2015

> 8:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  11:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Código: 87397286
+55-11-3127-4999 (USA)
Code: 44523725
IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378.066.162[1]Average daily trading volume (90 days²):
R$9.2 million
(1) Including 10.584.757 treasury shares
(2) Until September 30, 2015

GAFISA RELEASES
3Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Gafisa continued to show positive operational results in the second half of the year, despite the challenging economic environment on 2015.

We are pleased to report that Company’s consolidated net income totaled R$73.6 million in the first nine months of the year, reversing a loss of R$50.6 million recorded in the same period last year. In the third quarter specifically, consolidated net income totaled R$13.5 million, compared to a loss of R$10.0 million in 3Q14. In this quarter, the Gafisa segment recorded net income of R$1.7 million in the quarter, maintaining the segment’s positive momentum, and R$30.3 million in 9M15, while the Tenda segment accounted for R$11.8 million of the R$13.5 million total, in-line with Tenda’s performance in the previous quarter. Tenda ended the first nine months of 2015 with total net income of R$43.3 million.

 2015 has been characterized by an increasingly challenging economic environment in Brazil, including a deepening recession. Economic factors such as a more restrictive credit market, rising inflation and high unemployment have had a direct impact on the consumer decision-making process. Despite operating in such an environment, the Company has continued to produce improved operating and financial results in comparison with last year.

The Gafisa segment, while more affected by the deterioration in the macro-economic environment, continues to improve its operations and business management, and has successfully maintained the profitability levels of its projects.

   Tenda completed its third consecutive profitable quarter, reflecting the segment’s increased operational efficiency and the successful implementation of its new business model. In 3Q15, the Tenda segment delivered its last two legacy projects, and is now solely focused on the development of its portfolio of New Model projects.

In this regard, we would like to highlight the performance of both the Gafisa and Tenda projects in the quarter, which contributed to the Company’s positive consolidated results. The 3Q15 consolidated adjusted gross margin reached 35.9%. The Gafisa segment maintained stable profitability levels, with an adjusted gross margin of 37.9% in the quarter. At the same time, the full integration of the New Model within Tenda led the segment to record an adjusted gross margin of 32.1%.

Throughout the quarter, the Gafisa segment launched four projects, reaching an average SoS of launches of around 24%. The segment remains focused on the sale of legacy units, accounting for 71% of net pre-sales in the quarter, which totaled R$247.6 million in the third quarter. This focus helped the Company accelerate the sales pace of the Gafisa segment, which reached 11.0% in 3Q15, higher than both the 2Q15 and 3Q14 levels.

As a result of the improved operational performance, 3Q15 adjusted gross profit for the Gafisa segment reached R$152.6 million, while the profitability level was maintained with an adjusted gross margin of 37.9%. Year to date, the adjusted gross margin of the Gafisa segment reached 37.1%.

The Company continues to assess the most efficient profile for the Gafisa segment’s inventory level. In the third quarter, 44% of net sales were related to projects launched prior to 2013. During 9M15, this percentage accounted for about 50% of net sales, resulting in an inventory balance of R$2.0 billion at the end of the period. The Gafisa segment’s inventory was in line with the previous quarter and achieved a reduction of approximately 20% compared to 3Q14.

The weak outlook for the  current economic environment has led the Company to take a conservative approach in regards to launch activity through the rest of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve adequate sales and profitability.

In the lower income segment, Tenda was able to sustain positive results and reported net income for the third consecutive quarter. The 3Q15 and 9M15 results reflect the increased operational scale of the New Model, which has allowed for a greater level of efficiency and improved management of both the financial and operational cycles.

In regards to the expansion of Tenda’s operating scale, the segment recorded its highest launch volumes since the beginning of the development of its new business model. In the 3Q15, launches of R$318.6 million comprised 9 new projects/phases located in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco.

The highlight of the quarter, once again, was the strong speed of sales result, which reached 23.0%. This was a result of greater product availability after four consecutive quarters of increased launch volumes, strong demand in the low income segment and a significant reduction in the volume of dissolutions in 3Q15. As a result, net pre-sales remained at heathy levels, totaling R$245.2 million, which is well above the R$35.9 million recorded in the previous year.

The Tenda segment delivered 5 projects during the quarter, representing 1,304 units and accounting for R$197.5 million in PSV, of which 52% (664 units, or R$104.6 million) were under the New Model. In the 9M15, the segment delivered R$591.0 million, with 58% relating to its new business model.

Tenda’s solid operating performance positively impacted its financial results, with adjusted gross income reaching R$71.1 million in 3Q15. The adjusted gross margin reached 32.1%, slightly higher than the 28-30% range that has been achieved since 2Q14, due to a one-off impact registered in the quarter.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure a strong speed of sales. Sustainable operating results over the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launches totaled R$606.8 million in 3Q15 and R$1.4 billion in 9M15, with net pre-sales of R$492.8 million and R$1.4 billion, respectively. The 3Q15 adjusted gross profit was R$223.8 million, with an adjusted gross margin of 35.9%; over the first nine months, adjusted gross profit was R$603.5 million, with an adjusted gross margin of 34.8%.

In keeping with the current economic scenario, Gafisa has taken steps to achieve greater stability in its cost and expense structure. Selling and administrative expenses were R$89.8 million in the third quarter, which is stable both on a y-o-y and q-o-q basis. Year-to-date, these expenses totaled R$250.3 million, a 7.2% decrease from 9M14, reflecting the Company’s commitment to streamlining its cost structure. As a result of these initiatives, consolidated net income totaled R$13.5 million in the quarter and R$73.6 million in the 9M15, compared to losses of R$10.0 and R$50.6 million, respectively, in the prior year periods.

At the end of September, the Net Debt / Shareholder’s Equity ratio was 50.5%, consistent with the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 13.2%. Consolidated operating cash generation reached R$78.5 million in the quarter and R$95.3 million year to date. The Company ended the 3Q15 with net cash burn of R$6.5 million, resulting in total cash burn of R$104.3 million year to date.

The Company has entered into the fourth quarter focused on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000 and % Company)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	606,819	481,951	26%	510,428	19%	1,402,352	1,394,761	1%
Launches, Units	3,249	2,231	46%	1,534	112%	7,430	4,413	68%
Net Pre-sales	492,803	532,131	-7%	230,784	114%	1,448,278	903,125	60%
Pre-sales, Units	2,333	2,395	-3%	682	242%	6,636	3,079	116%
Pre-sales of Launches	98,873	108,001	-8%	152,858	-35%	266,591	370,003	-28%
Sales over Supply (SoS)	14.8%	15.9%	-110 bps	6.7%	810 bps	33.8%	21.8%	1,200 bps
Delivered projects (PSV)	197,539	954,460	-79%	366,917	-46%	1,937,747	1,602,596	21%
Delivered projects, Units	1,304	2,738	-52%	1,549	-16%	7,576	7,034	8%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Adjusted Gross Profit[1]	223,777	200,386	12%	179,920	24%	603,464	517,274	17%
Adjusted Gross Margin[1]	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps
Adjusted EBITDA[2]	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Adjusted EBITDA Margin[2]	14.8%	12.3%	250 bps	14.9%	-5 bps	15.1%	12.6%	20 bps
Net Income (Loss)	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
Backlog Revenues	808,851	901,383	-10%	1,296,708	-38%	808,851	1,296,708	-38%
Backlog Results[3]	324,850	364,238	-11%	488,973	-34%	324,850	488,973	-34%
Backlog Margin[3]	40.2%	40.4%	-20 bps	37.7%	250 bps	40.2%	37.7%	250 bps
Net Debt + Investor Obligations	1,571,811	1,563,283	1%	1,384,795	14%	1,571,811	1,384,795	14%
Cash and cash equivalents	921,828	876,813	5%	1,463,454	-37%	921,828	1,463,454	-37%
Shareholders’ Equity	3,110,914	3,097,881	0%	3,106,916	0%	3,110,914	3,106,916	0%
Shareholders’ Equity + Minority	3,112,609	3,099,492	0%	3,129,137	-1%	3,112,609	3,129,137	-1%
Total Assets	7,059,524	7,072,546	0%	7,578,854	-7%	7,059,524	7,635,296	-7%
(Net Debt + Obligations) / (SE + Minority)	50.5%	50.4%	10 bps	44.3%	620 bps	50.5%	44.3%	620 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•         Net revenue recognized by the “PoC” method was R$402.5 million in the Gafisa segment and R$221.5 million in the Tenda segment. This resulted in consolidated revenue of R$624.0 million in the third quarter, a 26.3% increase year on year, and a 5.5% increase from the previous quarter. In 9M15, consolidated net revenue reached R$1.7 billion, an increase of 15.5% compared to 9M14.

•         Adjusted gross profit for 3Q15 was R$223.8 million, up from R$200.4 million in 3Q15 and from R$179.9 million in the same period of last year. Adjusted gross margin reached 35.9%, compared to 36.4% in the prior-year period and 33.9% in the 2Q15. Gafisa accounted for an adjusted gross profit of R$152.6 million, with an adjusted gross margin of 37.9%, while Tenda accounted for an adjusted gross profit of R$71.2 million, with a margin of 32.1% in 3Q15. In the 9M15, adjusted gross profit totaled R$603.5 million with an adjusted gross margin of 34.8%, versus R$517.3 million in the previous year.

•         Adjusted EBITDA was R$92.4 million in 3Q15, with a margin of 14.8%. The Gafisa segment reported adjusted EBITDA of R$66.8 million, while the Tenda segment’s adjusted EBITDA was R$24.4 million. In 9M15 consolidated adjusted EBITDA was R$261.6 million, an increase of 37.8% from R$189.8 million in 9M14, with a 15.1% margin. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported positive net income of R$13.5 million in the third quarter. Gafisa reported a net profit of R$1.7 million, while Tenda reported a profit of R$11.8 million. In the first nine months, net income totaled R$73.6 million.

•         Operating cash generation totaled R$78.5 million in the 3Q15, closing the nine month period at R$95.3 million. Net cash consumption of R$6.5 million was recorded in 3Q15, with accumulated consumption of
R$104.3 million during 9M15.

OPERATING RESULTS

•         Launches totaled R$606.8 million in the 3Q15, comprising 13 projects in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The result was an increase over the R$482.0 million launched in 2Q15. The Gafisa segment accounted for 47% of the quarter’s launches, while the Tenda segment accounted for the remaining 53%. The volume launched in the 9M15 totaled R$1.4 billion.

•         Net pre-sales totaled R$492.8 million in 3Q15, of which R$247.6 million related to Gafisa and R$245.2 million related to Tenda. The consolidated result was a significant increase from the 3Q14 net pre-sales result of R$230.8 million. Consolidated sales from launches in the quarter represented 16.8% of the total, while sales from inventory comprised the remaining 83.2%. During the 9M15, the two segments combined reported R$1.4 billion in net pre- sales.

•         Consolidated sales over supply (SoS) reached 14.8% in 3Q15, compared to 15.9% in 2Q15 and 6.7% in 3Q14. On a trailing 12-month basis, Gafisa’s SoS was 29.6%, while Tenda’s SoS was 52.4%.

•         Consolidated inventory at market value remained stable q-o-q at R$2.8 billion. Gafisa’s inventory totaled R$2.0 billion, while Tenda’s inventory totaled R$820.7 million.

•         Throughout the third quarter, the Company delivered 5 projects/phases, totaling 1,304 units, accounting for R$197.5 million in PSV. The 3Q15 launches were exclusively from the Tenda segment. Over the past nine months, 30 projects / phases and 7,576 units were delivered, accounting for 1.9 billion in PSV.

       ANALYSIS OF RESULTS

       GAFISA SEGMENT

Consistent Gross Margin and Reduction in General and Administrative Expenses

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Net pre-sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%
Net pre-sales of Launches	71,433	66,973	7%	130,368	-45%	152,842	284,617	-46%
Sales over Supply (SoS)	11.0%	10.5%	50 bps	7.2%	380 bps	25.0%	20.2%	480 bps
Delivered projects (Units)	-	1,498	-100%	366	-100%	3,345	2,394	40%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Adjusted Gross Profit[1]	152,627	127,101	20%	141,462	8%	405,229	409,448	-1%
Adjusted Gross Margin[1]	37.9%	36.5%	140 bps	38.7%	-80 bps	37.1%	37.6%	-50 bps
Adjusted EBITDA[2]	66,846	52,400	28%	76,690	-13%	177,535	214,855	-14%
Adjusted EBITDA Margin[2]	16.6%	15.0%	160 bps	21.0%	-440 bps	16.3%	19.7%	-280 bps
Net Income (Loss)	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%
Backlog Revenues	557,508	664,074	-16%	1,157,390	-52%	557,508	1,157,390	-52%
Backlog Results[3]	215,810	265,190	-19%	448,963	-52%	215,810	448,963	-52%
Backlog Margin[3]	38.7%	39.9%	-120 bps	38.8%	-10 bps	38.7%	38.8%	-10 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Company maintenaned its level of net sales in 3Q15, despite more difficult market conditions. In addition, these results reflect Gafisa's commitment to improved operational efficiency and attaining a suitable cost structure given the current business cycle and the market outlook.

The 3Q15 adjusted gross margin was 37.9%, in line with the average levels reported in previous quarters and marginally lower y-o-y, due to a higher recognition of swaps in the period. These profitability levels support the stability of the gross margin in the Gafisa segment, and also highlight the solid performance of the Gafisa segment projects, resulting from the evolution of the Company's business cycle.

It is worth noting the continued downward trend in selling, general and administrative expenses, which were 13.2% lower year-over-year and down 7.6% compared to 2Q15. For the first nine months of the year, the reduction reached 15.1% compared with 9M14.

Net Income

Net income for the period was R$1.7 million, compared to R$8.5 million in the 2Q15 and R$15.3 million in the 3Q14. This decrease is due to a higher volume of other operating expenses, the lower contribution of AUSA equity income, and the higher volume of financial expenses in the period. 9M15 net income totaled R$30.3 million, compared to R$30.1 million in 9M14. Excluding the R$1.2 million in equity income from Alphaville, the Gafisa segment’s net income in 3Q15 was R$0.5 million, compared to R$8.7 million recorded in 3Q14 and R$3.3 million in 2Q15. In the 9M15, net income was R$7.0 million, compared to R$18.5 million in the same period last year.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	3Q15	2Q15	3Q14	9M15	9M14
Adjusted Gross Profit	152.6	127.1	141.5	405.2	409.4
Adjusted Gross Margin	37.9%	36.5%	38.7%	37.1%	37.6%
Net Profit	1.7	8.5	15.3	30.3	30.1
Equity Income from Alphaville¹	1.2	5.2	6.6	23.3	11.6
Net Profit Ex-Alphaville	0.5	3.3	8.7	7.0	18.5

TENDA SEGMENT

Profitability Anchored in Operational Consolidation of the New Model

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000 and % Tenda)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Net pre-sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%
Net pre-sales of Launches	27,440	41,028	-33%	22,490	22%	113,749	85,387	33%
Sales over Supply (SoS)	23.0%	28.2%	-520 bps	4.6%	1,840 bps	48.7%	26.7%	2,200 bps
Delivered projects (Units)	1,304	1,240	5%	1,183	10%	4,231	4,640	-9%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Adjusted Gross Profit[1]	71,150	73,285	-3%	38,458	85%	198,235	107,826	84%
Adjusted Gross Margin[1]	32.1%	30.1%	200 bps	29.8%	230 bps	30.8%	26.2%	460 bps
Adjusted EBITDA[2]	24,403	15,221	60%	(9,828)	348%	60,739	(36,648)	266%
Adjusted EBITDA Margin[2]	11.0%	6.3%	470 bps	-7.6%	1,860 bps	9.4%	-8.9%	1,830 bps
Net Income (Loss)	11,830	20,035	-41%	(25,219)	147%	43,311	(80,662)	154%
Backlog Revenues	251,343	237,309	6%	139,318	80%	251,343	139,318	80%
Backlog Results[3]	109,040	99,048	10%	40,010	173%	109,040	40,010	173%
Backlog Margin[3]	43.4%	41.7%	170 bps	28.7%	1,470 bps	43.4%	28.7%	1,470 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The Tenda segment delivered its last two legacy projects in 3Q15. The segment continues to advance with the New Model operations, recording consistent margins and greater profitability.

In the 3Q15, Tenda recorded adjusted gross income of R$71.2 million, in line with the previous quarter, despite the lower revenue volume. The 3Q15 adjusted gross margin reached 32.1%. Notably, a portion of the accumulated Profit Sharing provision, totaling R$5.2 million, was reallocated to general and administrative expenses, representing a one-off, one-time positive impact of 2.3 p.p. on the adjusted gross margin for 3Q15.

Additionally, adjusted EBITDA totaled R$24.4 million in the quarter, compared to R$15.2 million in 2Q15 and a 3Q14 loss of R$9.8 million. The adjusted EBITDA margin reached 11.0%, reflecting higher net revenues and better gross margins over the past few quarters. In addition, the operational consolidation of Tenda’s New Model helped produce a strong expansion in the segment’s EBITDA during this period.

Net Income

In 3Q15, the Tenda segment achieved net income of R$11.8 million, lower than 2Q15 net income of
R$20.0 million, but a substantial improvement from the net loss of R$25.2 million in 3Q14. In 9M15, net income was R$43.3 million, compared to a net loss of R$80.7 million in the previous year, reflecting the improved operating and financial performance of the Tenda segment.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ million)	3Q15	2Q15	3Q14	9M15	9M14
Adjusted Gross Profit	71.2	73.3	38.5	198.2	107.8
Adjusted Gross Margin	32.1%	30.1%	29.8%	30.8%	26.2%
Net Profit	11.8	20.0	(25.2)	43.3	(80.7)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

In the 3Q15, the Company progressed with the evaluation of the potential separation of the Gafisa and Tenda business units. Since commencing the spin-off process in February 2014, the Company has executed multiple initiatives in order to make the two business units independent of one another from both an operational perspective, as well as a capital structure perspective.

The Company’s analysis of an appropriate capital structure is one of the main processes that is still ongoing. The Company continues to work in order to achieve the conditions deemed necessary for the desired capital structure model, which takes into consideration the business cycles of each of the business units.

As previously communicated in a Material Fact released to the market on April 29, 2015, these actions are ongoing and are taking longer than had been initially expected. As a result of this, and the on-going assessment of an appropriate capital structure, it is not yet possible to determine when the potential separation will be concluded.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

UPDATE TO SHARE REPURCHASE PROGRAM

On February 2, 2015, the Company approved the creation of a new share buyback program of up to a maximum of 27 million common shares which, when added up to the 10.6 million shares held in treasury at the record date, represent about 10% of the total common shares issued by the Company. To date, it has acquired 1,000,000  shares, totaling R$2.0 million, as part of the program. In 2015, through the various buyback programs, 11.9 million shares were acquired, with a total disbursement of R$24.2 million.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000..

Operating Results

Launches and Pre-Sales

Third quarter 2015 launches totaled R$288.2 million, representing 4 projects/phases located in the cities of São Paulo and Rio de Janeiro. The sales speed of these launches reached 19.2%. In the first 9M15, the Gafisa segment totaled R$616.0 million in launches, representing 43.9% of consolidated launches.

The Gafisa segment’s 3Q15 gross pre-sales totaled R$394.8 million. Dissolutions reached R$147.2 million and net pre-sales reached R$247.6 million, an increase of 27.0% compared to 3Q14 and an increase of 2.2% compared to the previous quarter. In the 9M15, the volume of dissolutions was R$387.7 million and net sales totaled R$669.6 million. In the quarter, the sales over supply (SoS) of the Gafisa segment was 11.0%, higher than that of 3Q14 and 2Q15.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 77% of net sales during the period related to projects launched through 2013, resulting in an improvement in the inventory profile of the Gafisa segment. Taking into consideration only 3Q15 launches, they representend 22.4% of the total sold in the quarter.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Pre-Sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%

Sales over Supply (SoS)

The Gafisa segment’s sales velocity was 11.0% in 3Q15, above the 7.2% recorded in 3Q14 and the 10.5%  2Q15. On a trailing 12 month basis, Gafisa’s SoS reached 29.6%.

Notably in 3Q15, the sales speed of launches at the Gafisa segment was impacted by the launch in Sao Paulo of a project framed as HIS (Social Housing), with PSV of R$92.3 million. This project had a slower sales dinamic, characteristic of projects focused on the economic (low-income) segment.

Dissolutions

The weak economic conditions have directly impacted consumer confidence and, accordingly, the level of dissolutions. Due to the challenging operating environment, the level of dissolutions in the Gafisa segment reached R$147.2 million in 3Q15, a decrease compared to R$150.7 million in 3Q14 and an increase from the R$115.6 million in the previous quarter. It is also worth noting that the level of dissolutions in 9M15 has been impacted by the increased volume of deliveries in the quarter. During the 9M15, 3,345 units were delivered, corresponding to R$1.3 billion in PSV.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions. This progress has occurred despite deteriorating macroeconomic conditions, especially since the second half of 2014.

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. Year to date, such unit reversions have accounted for approximately 36.2% of total dissolved PSV, resulting in the reversal of R$ 102.2 million into new sales in 9M15. This achievement further reflects the flexibility of Gafisa’s product portfolio.

In addition, in the 9M15, 749 Gafisa units were cancelled and 487 units, representing R$274.1 million, were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2014 represented 71.2% of net sales in the period. In the 9M15, inventory as a percentage of sales reached 77.2%. The market value of the Gafisa segment inventory decreased by 3.1% q-o-q, totaling R$2.0 billion. The reduction reflects current market conditions and the effect of the sales income in the period, as well as pricing adjustments on a few legacy projects.Finished units outside of core markets accounted for R$96.6 million, or 4.8% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 2Q15	Launches	Dissolutions	Gross Sales	Adjustments[1]	Inventories EoP 3Q15	% Q/Q
São Paulo	1,482,644	176,187	113,540	(311,271)	(108,573)	1,352,527	-9%
Rio de Janeiro	486,958	112,047	29,178	(72,122)	4,950	561,011	15%
Other Markets	105,435	-	4,487	(11,420)	(1,854)	96,648	-8%
Total	2,075,036	288,234	147,205	(394,813)	(105,477)	2,010,186	-3%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units represented R$374.2 million, or 18.6% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented
R$96.6 million, a decrease of 49.4% when compared to the R$191.1 million recorded last year and down 8.3% from 2Q15. The Company estimates that by 2016, it will have monetized a large portion of its inventory in non-core markets, based on the sales rate observed in these markets over the past few quarters.

In regards to Gafisa’s inventory, approximately 54%, or R$1.1 billion, is concentrated in projects that are to be delivered in the third quarter of 2016. This will be reflected in the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 3Q15
São Paulo	162,044	52,537	533,690	551,114	53,143	1,352,527
Rio de Janeiro	12,396	-	95,027	229,158	224,431	561,011
Other Markets	-	-	-	-	96,648	96,648
Total	174,439	52,537	628,716	780,271	374,222	2,010,186

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

The Gafisa segment land bank, with a PSV of approximately R$5.7 billion, is comprised of 28 potential projects/ phases, amounting to nearly 10.8 thousand units.79% of potential projects/phases are located in São Paulo and 21% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, impacting the total percentage of land acquired, which was 59%.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,492,656	46.1%	46.1%	0.0%	589	9,386
Rio de Janeiro	1,203,000	88.9%	88.9%	0.0%	361	1,421
Total	5,695,656	59.5%	59.5%	0.0%	950	10,807

Table 10. Gafisa Segment – Changes in the Landbank (2Q15 x 3Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	4,532,063	115,873	(176,187)	-	20,907	4,492,656
Rio de Janeiro	1,339,778	-	(112,047)	-	(24,732)	1,203,000
Total	5,871,842	115,873	(288,234)	-	(3,825)	5,695,656

In 3Q15, the Company acquired one new land plot with a PSV of R$115.9 million, representing an acquisition cost of R$29.4 million. The acquisition was 46% financed by cash and 54% financed by swap agreements. It is important to note that the cash disbursement will occur when the project is launched, which is originally scheduled for 2017.

The quarterly adjustments reflect updates related to project scope, expected launch date, and inflationary adjustments to the land bank during the period.

Gafisa Vendas

During 9M15, Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 61% of gross sales. Gafisa Vendas currently has a team of 700 highly trained, dedicated consultants, in addition to an online sales force.

Delivered Projects

During 3Q15, there were no deliveries by the Gafisa segment. In the 9M15, 14 projects/phases totaling 3,345 units were delivered, accounting for R$1.3 billion in PSV, compared to 15 projects/ phases delivered in 9M14, representing 2,394 units.Currently, Gafisa has 31 projects under construction, all of which are on schedule according to the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s plan is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers totaled R$153.6 million in PSV in the third quarter.

Of the year to date deliveries totaling R$1.3 billion, corporate projects comprised 61.1%. Financing arrangements for corporate projects differ from that of residential projects, resulting in a smaller contribution to transfer volumes, which impacted cash generation in the quarter.

Table 11. Gafisa Segment – Delivered Project

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
PSV Transferred ¹	153,646	169,829	-10%	180,857	-15%	521,489	623,610	-16%
Delivered Projects	-	5	-100%	3	-100%	14	15	-7%
Delivered Units	-	1,498	-100%	366	-100%	3,345	2,394	40%
Delivered PSV²	-	777,258	-100%	214,826	-100%	1,346,716	1,128,126	19%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

3Q15 net revenues for the Gafisa segment totaled R$402.5 million, an increase of 15.5% q-o-q and 10.2% y-o-y. This reflects the partial revenue recognition from projects launched in previous quarters.

In 3Q15, 99.8% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.2% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		3Q15				3Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	71,433	29%	43,229	11%	-	-	-	-
2014	68,354	28%	73,763	18%	130,368	67%	10,583	3%
2013	79,054	32%	124,134	31%	15,349	8%	30,555	8%
≤ 2012	28,767	11%	161,357	40%	49,176	25%	324,117	89%
Total	247,608	100%	402,483	100%	194,892	100%	365,255	100%
SP + RJ	240,675	97%	401,550	100%	171,603	88%	354,210	97%
Other Markets	6,933	3%	934	0%	23,289	12%	11,045	3%

Gross Profit & Margin

Gross profit for the Gafisa segment in 3Q15 was R$108.8 million, compared to R$90.3 million in 2Q15, and R$106.7 million in the prior year period. Third quarter gross margin of 27.0% was impacted by a
R$7.3 million increase in revenue compared to the previous year, as projects comprised a higher number of swapped units. In keeping with accounting rules, the gross margin on these projects is lower initially, before normalizing over time.

Excluding financial impacts, the adjusted gross margin reached 37.9% in 3Q15 compared to 36.5% in the 2Q15 and 38.7% in the prior year period, reaffirming broadly stable levels of profitability in the Gafisa segment. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 3Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Gross Profit	108,830	90,268	21%	106,723	2%	297,245	314,748	-6%
Gross Margin	27.0%	25.9%	110 bps	29.2%	-220 bps	27.2%	28.9%	-170 bps
(-) Financial Costs	(43,797)	(36,833)	19%	(34,739)	26%	(107,984)	(94,700)	14%
Adjusted Gross Profit	152,627	127,101	20%	141,462	8%	405,229	409,448	-1%
Adjusted Gross Margin	37.9%	36.5%	140 bps	38.7%	-80 bps	37.1%	37.6%	-50 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	3Q15
Net Revenue	401,550	935	402,483
Adjusted Gross Profit	154,025	(1,398)	152,627
Adjusted Gross Margin	38.4%	-149.6%	37.9%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$46.6 million in the 3Q15, a decrease of 13.2% y-o-y and 7.6% q-o-q. In the first nine months of the year, these expenses totaled R$140.0 million, 15.1% below the R$165.0 million the previous year.

Selling expenses decreased 1.9% compared to 2Q15 and increased by 3.8% from 3Q14. For the 9M15, selling expenses decreased by 13.8% compared to the same period last year.

The segment’s general and administrative expenses reached R$24.1 million in 3Q15, a decrease of 24.8% compared to the previous year and a 12.3% decline q-o-q. In 9M15, general and administrative expenses reached R$80.4 million, representing a decrease of 16.1% compared to R$95.9 million in 9M14.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve a level of costs and expenses that are appropriate for the current stage of the business cycle and economic outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Selling Expenses	22,543	22,976	-2%	21,713	4%	59,611	69,133	-14%
G&A Expenses	24,087	27,466	-12%	32,031	-25%	80,438	95,886	-16%
Total SG&A Expenses	46,630	50,442	-8%	53,744	-13%	140,049	165,019	-15%
Launches	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Net Pre-Sales	247,608	242,185	2%	194,892	27%	669,599	633,738	6%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%

Other Operating Revenues/Expenses reached R$30.6 million in 3Q15, an increase of 43.2% compared to the 2Q15, and of 96.4% compared to the previous year period. In the 9M15, Other Operating Revenues/Expenses totaled R$80.5 million. This increase reflects the higher levels of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The Company continues to be more proactive and to mitigate risks associated with potential contingencies. Among a few initiatives that have been implemented during the year, we highlight: (i) agreements policy; (ii) new remuneration model of attorney fees; (iii) legal committee for ongoing litigation monitoring.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Litigation expenses	(23,519)	(24,622)	-4%	(13,750)	71%	(68,106)	(40,419)	68%
Expenses w/ updating the balance of the stock options program for AUSA shares	-	-	-	-	-	-	(13,863)	-100%
Other	(7,087)	3,244	318%	(1,829)	287%	(12,399)	(1,637)	657%
Total	(30,606)	(21,378)	43%	(15,579)	96%	(80,505)	(55,919)	44%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in discontinued markets, led to an increase in the level of contingencies. The Gafisa segment has since concentrated its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This new strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$66.8 million in 3Q15, representing growth of 27.6% compared to R$52.4 million in the prior quarter and a decrease of 12.8% compared to R$76.7 million in 3Q14. Adjusted EBITDA for the 9M15 was R$177.5 million, compared to R$214.9 million in the 9M14.

Compared with the prior-year period, 3Q15 EBITDA was impacted by the following factors: (i) a slightly lower level of gross margin; and (ii) addition of R$24.6 million in expenses related to contingencies, recognized as Other Revenues/Expenses. Note that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, increased to 16.6% when compared to 15.0% from 2Q15, and 21.0% in 3Q14. In the 9M15, the EBITDA margin reached 16.3%, versus 19.7% in the previous year period.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net (Loss) Profit	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%
(+) Financial Results	17,719	2,966	497%	13,086	35%	30,429	25,315	20%
(+) Income taxes	(5,143)	278	-1950%	8,789	-159%	2,485	20,019	-88%
(+) Depreciation & Amortization	8,422	8,079	4%	7,744	9%	24,780	30,261	-18%
(+) Capitalized interests	43,797	36,833	19%	34,739	26%	107,984	94,700	14%
(+) Expense w Stock Option Plan	1,919	1,850	4%	2,886	-34%	5,859	27,265	-79%
(+) Minority Shareholders	(356)	(848)	-58%	778	-146%	(975)	(1,213)	-19%
(-) Alphaville Effect Result	(1,168)	(5,210)	-78%	(6,595)	-82%	(23,339)	(11,560)	102%
Adjusted EBITDA	66,846	52,400	28%	76,690	-13%	177,535	214,855	-17%
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Adjusted EBITDA Margin	16.6%	15.0%	160 bps	21.0%	-440 bps	16.3%	19.7%	-340 bps

1)      EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$215.8 million in 3Q15. The consolidated margin for the quarter was 38.7%, in line with 38.8% posted in last year’s third quarter.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Revenues to be recognized	557,508	664,074	-16%	1,157,390	-52%
Costs to be recognized (units sold)	(341,698)	(398,884)	-39%	(708,427)	-52%
Results to be recognized	215,810	265,190	-19%	448,963	-52%
Backlog Margin	38.7%	39.9%	-120 bps	38.8%	-10 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

Third quarter launches totaled R$318.6 million and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The Tenda segment accounted for 52.5% of launches in the quarter. In the first six months of the year, launch volumes reached R$786.3 million.

During 3Q15, gross sales reached R$287.2 million and dissolutions were R$42.0 million, resulting in total net pre-sales of R$245.2 million, a decrease of 15.4% compared to the previous quarter, in which sales benefited from the Feirões da Caixa (Caixa Econômica Property Fair). Compared with the prior-year period, there was an increase of 583.1%. In the 9M15, the volume of dissolutions was R$152.1 million and net pre-sales totaled R$778.7 million, a 189.1% increase in comparison to 9M14.

Sales from units launched during 9M15 accounted for 40.5% of total sales, while sales from units launched during 3Q15 accounted for 11.2% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Pre-Sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%

Sales over Supply (SoS)

In 3Q15, sales velocity (sales over supply) was 23.0%, and on a trailing 12 month basis, Tenda’s SoS ended 3Q15 at 52.4%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects throughout 3Q15.

Table 20. SoS Gross Revenue (Ex-Dissolutions)

	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	20.3%	22.0%	32.7%	37.4%	29.6%
Legacy Projects	28.3%	17.5%	20.1%	24.3%	19.4%
Total	24.4%	20.2%	28.6%	33.4%	26.9%

Table 21. SoS Net Revenue

	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	11.8%	18.8%	30.9%	35.2%	27.1%
Legacy Projects	-2.0%	5.0%	7.0%	12.0%	11.4%
Total	4.8%	13.3%	23.3%	28.2%	23.0%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$42.0 million in 3Q15, a decrease of 21.8% from 2Q15 and a decrease of 71.3% compared to 3Q14.

As expected, the amendment to sales processing established in August 2014 reduced the level of dissolutions during the period. Approximately 53% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	3Q14	% GS	4Q14	% GS	1Q15	% GS	2Q15	% GS	3Q15	% GS
New Model	31,640	42.1%	18,003	14.3%	12,594	4.2%	15,648	4.5%	19,576	6.8%
Legacy Projects	114,697	107.1%	48,281	71.7%	43,737	14.6%	38,115	11.1%	22,447	7.8%
Total	146,337	80.3%	66,285	34.4%	56,332	18.8%	53,763	15.6%	42,023	14.6%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6	268.5	233.1
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)	(15.7)	(19.6)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0	252.8	213.5
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3	75.2	54.1
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)	(38.1)	(22.4)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5	37.1	31.7
Total
Dissolutions (Units)	3.157	2.984	2.202	2.509	1.700	1.172	924	491	1.270	820	948	428	367	373	286
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9	343.7	287.2
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)	(53.8)	(42.0)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5	289.9	245.2
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7	260.0	216.4
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8	29.9	28.8

Tenda remains focused on the completion and delivery of legacy projects. As such, the Company is dissolving contracts with ineligible clients, so as to sell the units to new, qualified customers.

Tenda had 1,026 units cancelled and returned to inventory in the 9M15, of which 602 units were already resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 3Q15, 1,869 units were transferred to financial institutions, representing R$248.6 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	3Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939	200,902	194,719
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110	53,112	53,912
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049	254,014	248,631

1) PSV transferred refers to the conclusion of the transfer operation.

2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 3Q15, Tenda delivered 5 projects/phases and 1,304 units, reaching a PSV of R$197.5 million. Of this total amount, 640 units, representing R$93.0 million in PSV, were related to the remaining Legacy units. In 9M15, 16 projects/phases and 4,231 units were delivered, reaching a PSV of R$591.0 million. The New Model accounting for 2,383 units and R$344.1 million of the PSV in 9M15. Notably, following the delivery of the last two legacy projects, Tenda has now fully integrated the New Model operations.

Inventory

The market value of Tenda inventory was R$820.7 million at the end of the 3Q15, up 11.2% when compared to R$738.4 million at the end of 2Q15, due to the large volume of launches in the quarter. Inventory related to the remaining units for the Tenda segment totaled R$246.9 million or 30.1% of the total, down 9.5% versus 2Q15 and 36.1% as compared to 3Q14. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$707.3 million, or 86.2% of total inventory, while units outside the program totaled R$113.4 million, a decrease of 20.0% q-o-q and 36.6% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventory EP 2Q15	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventory EP 3Q15	% Q/Q
São Paulo	178,284	37,776	10,198	(72,186)	2,554	156,627	-12%
Rio Grande do Sul	43,401	39,214	1,336	(28,486)	2,035	57,500	32%
Rio de Janeiro	163,732	114,575	11,697	(64,438)	764	226,330	38%
Bahia	149,507	37,295	3,715	(56,090)	433	134,860	-10%
Pernambuco	74,068	36,533	2,926	(24,945)	745	89,326	21%
Minas Gerais	64,718	53,192	7,151	(29,979)	2,696	97,778	51%
Others	64,648	-	5,000	(11,095)	(229)	58,324	-10%
Total Tenda	738,358	318,585	42,023	(287,218)	8,997	820,745	11%
MCMV	596,533	318,585	26,845	(243,202)	8,578	707,339	19%
Out of MCMV	141,825	-	15,177	(44,016)	418	113,405	-20%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 3Q15
New Model - MCMV	116,681	335,585	79,228	35,878	6,478	573,850
Legacy – MCMV	-	-	61,061	-	72,429	133,489
Legacy – Out of MCMV	-	-	-	-	113,405	113,405
Total Tenda	116,681	335,585	140,288	35,878	192,312	820,745

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding legacy projects, the Tenda segment is still awaiting for the legalization of a project with a total PSV of R$61.1 million to move forward with construction.

Tenda Segment Landbank

The Tenda segment land bank, with a PSV of approximately R$4.0 billion, is comprised of 112 different projects/phases. Out of these projects/phases 18% are located in São Paulo, 13% in Rio Grande do Sul, 26% in Rio de Janeiro, 5% in Minas Gerais, 29% in Bahia, and 8% in Pernambuco. In total this reflects more than 29,000 units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	739,158	0.0%	0.0%	0.0%	4,752	4,752
Rio Grande do Sul	539,346	15.1%	0.0%	15.1%	3,920	3,920
Rio de Janeiro	1,053,161	19.9%	19.9%	0.0%	7,464	7,464
Bahia	1,164,363	12.2%	12.2%	0.0%	9,280	9,280
Pernambuco	316,268	15.1%	15.1%	0.0%	2,512	2,512
Minas Gerais	208,388	51.5%	51.5%	0.0%	1,420	1,420
Total	4,020,685	15.1%	12.3%	2.8%	29,348	29,348

Table 28. Tenda Segment – Changes in the Landbank (2Q15 x 3Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	714,679	58,191	(37,776)	4,064	739,158
Rio Grande do Sul	471,559	108,695	(39,214)	(1,694)	539,346
Rio de Janeiro	1,176,586	-	(114,575)	(8,850)	1,053,161
Bahia	1,199,945	-	(37,295)	1,713	1,164,363
Pernambuco	242,818	96,472	(36,533)	13,511	316,268
Minas Gerais	191,035	69,790	(53,192)	756	208,388
Total	3,996,623	333,148	(318,585)	9,500	4,020,685

In 3Q15, the Tenda segment acquired new land plots with a potential PSV of R$243.3 million, representing an acquisition cost of R$17.8 million, all in cash, with disbursement over the next few quarters. Outside of these acquisitions, the Tenda segment reinstated three more land plots with a PSV of approximately R$89.8 million, which were previously for sale, however, with the positive results of the latest feasibility studies, they were re-added to the Tenda segment’s landbank.

New Model Update and Turnaround

During 2015, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 42 projects and a launched PSV of R$1,713.5 million to date. Below is a brief description of the average performance of these projects, per region.

Notably, the Tenda segment has delivered 14 projects, totaling 4,203 units and R$572.0 million in PSV, all of them attaining the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	SP	RJ	BA	PE	MG	RS	2013
Projects	4	1	2	-	-	-	7
Units	1,380	300	779	-	-	-	2,459
Total PSV (R$000)	189.7	40.4	83.9	-	-	-	313.9
Units Sold	1,376	290	770	-	-	-	2,436
% Sold	100%	97%	99%	-	-	-	99%
SoS Avg (Month)	11%	6%	5%	-	-	-	9%
Repasses	1,378	206	756	-	-	-	2,340
% Transferred (Sales)	100%	69%	97%	-	-	-	95%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Projects	4	4	4	1	1	-	14
Units	720	1,511	1,220	432	432	-	4,315
Total PSV (R$000)	117.8	224.8	151.5	58.8	60.4	-	613.3
Units Sold	713	1,210	1,106	429	412	-	3,870
% Sold	99%	80%	91%	99%	95%	-	90%
SoS Avg (Month)	13%	6%	8%	7%	5%	-	9%
Repasses	677	813	974	397	324	-	3,185
% Transferred (Sales)	95%	55%	79%	92%	75%	-	74%
Work Progress	98%	79%	79%	91%	50%	-	83%

	SP	RJ	BA	PE	MG	RS	2015
Projects	5	5	4	3	2	2	21
Units	1,120	1,258	1,280	944	372	600	5,574
Total PSV (R$000)	178.5	188.5	158.1	122.3	53.2	85.6	786.3
Units Sold	839	211	447	266	34	280	2,078
% Sold	75%	17%	35%	28%	9%	47%	37%
SoS Avg (Month)	13%	4%	10%	5%	5%	7%	8%
Repasses	706	82	281	192	-	153	1,414
% Transferred (Sales)	63%	7%	24%	21%	-	24%	25%
Work Progress	38%	4%	23%	14%	25%	14%	20%

Financial Result

Revenues

Tenda’s 3Q15 net revenues totaled R$221.5 million, an increase of 71.8% compared with 3Q14, reflecting an increased volume of net sales as a result of the lower level of dissolutions compared to previous periods. As shown in the table below, revenues from new projects accounted for 83.5% of Tenda’s revenues in 3Q15, while revenues from older projects accounted for the remaining 16.5%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		3Q15				3Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	162,543	66%	81,907	37%	-	-	-	-
2014	51,146	21%	98,808	45%	22,490	63%	9,535	8%
2013	(152)	0%	4,316	2%	21,043	58%	69,192	56%
≤ 2012	31,658	13%	36,529	16%	(7,641)	-21%	50,208	36%
Landbank Sale	-	0%	-	0%	-	0%	-	0%
Total	245,195	100%	221,560	100%	35,891	100%	128,935	100%
Legacy	31,658	13%	36,529	16%	(7,641)	-21%	50,208	36%
New Model	213,537	87%	185,031	84%	43,532	121%	78,727	64%

Gross Profit & Margin

3Q15 gross profit totaled R$67.4 million, up significantly from R$22.1 million in 3Q14, and slightly down from R$68.3 million in the 2Q15. Gross margin for the quarter reached 30.4%, compared to 17.2% in 3Q14 and 28.1% in 2Q15. The improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable. Reductions in the volume of older projects and the increase in the number of projects launched under the New Model have contributed to the improved results.

Tenda’s adjusted gross margin ended 3Q15 at 32.1%, above the 30.1% recorded in 2Q15, and the 29.8% in 3Q14. Notably, a portion of the accumulated employee Profit Sharing provision totaling R$5.2 million, previously recorded at cost, was reallocated to general and administrative expenses, representing a one-time positive impact of  2.3 p.p. in the adjusted gross margin of 3Q15. During the 9M15, Tenda’s adjusted gross margin was 30.8%, above 26.2% in 9M14.

The table below shows Tenda’s gross margin breakdown in 3Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older land bank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Gross Profit	67,390	68,275	-1%	22,130	205%	186,718	76,357	145%
Gross Margin	30.4%	28.1%	230 bps	17.2%	1,320 bps	29.0%	18.5%	1,050 bps
(-) Financial Costs	(3,760)	(5,010)	-25%	(16,328)	-77%	(11,517)	(31,469)	-63%
Adjusted Gross Profit	71,150	73,285	-3%	38,458	85%	198,235	107,826	84%
Adjusted Gross Margin	32.1%	30.1%	200 bps	29.8%	230 bps	30.8%	26.2%	460 bps

Selling, General and Administrative Expenses (SG&A)

During 3Q15, selling, general and administrative expenses totaled R$43.1 million, a 9.9% increase compared to R$39.3 million in 2Q15, and an increase of 26.3% y-o-y. In the 9M15, SG&A totaled R$110.2 million, up 5.4% from 9M14.

Selling expenses totaled R$16.3 million in 3Q15, a 7.8% decrease q-o-q and a 6.3% increase y-o-y, due to the ongoing expansion in launch volume and increased gross sales of the Tenda segment in the last quarters. In the 9M15, selling expenses increased 12.4% year-over-year to R$47.0 million.

In regards to G&A expenses, there was an increase of 24.3% q-o-q and of 42.5% y-o-y, due to an adjustment in the allocation of the Profit Sharing provision of R$5.5 million,previously registered as cost (R$5.2 million) and selling expenses (R$0.3 million), as previously explained. Excluding this one-off effect and considering the same base of comparison, general and administrative expenses would be R$21.4 million, similar to 2Q15 levels. YTD, general and administrative expenses totaled R$63.2 million, in line with the R$62.8 million recorded in 9M14.

Another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Selling Expenses	16,283	17,659	-8%	15,311	6%	46,963	41,766	12%
General & Admin Expenses	26,861	21,604	24%	18,856	42%	63,248	62,838	1%
Total SG&A Expenses	43,144	39,263	10%	34,167	26%	110,211	104,604	5%
Launches	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Net Pre-Sales	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%

Other Operating Revenues/ Expenses totaled R$15.5 million, which is an increase of 32.1% compared to the 3Q14 and  32.8% compared to 2Q15. This was mainly due to the write-off of assets related to the conclusion of the revision work of Tenda’s legal deposits. The table below contains details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Litigation Expenses	(7,999)	(4,796)	67%	(11,737)	-32%	(18,900)	(36,864)	-49%
Other	(7,502)	(6,877)	9%	2	-375200%	(13,308)	158	-8523%
Total	(15,501)	(11,673)	33%	(11,735)	32%	(32,208)	(36,706)	-12%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. The Company expects to see a reduction in the volume of such expenses over the coming years as a result of the delivery of the final legacy projects and the full contribution of New Model projects which are demonstrating strong operational performance.

Adjusted EBITDA

Adjusted EBITDA was positive R$24.4 million in 3Q15, a favorable comparison to the R$15.2 million in 2Q15 and the R$9.8 million EBITDA loss in the same period last year. The result reflects the consolidation of the new business model’s improved operating performance in the Tenda segment. In the 9M15, adjusted EBITDA was positive R$60.7 million against a R$36.6 million adjusted EBITDA loss in the previous year. Adjusted EBITDA margin reached 11.0% in 3Q15, compared to 6.3% in 2Q15. YTD, adjusted EBITDA margin reached 9.4%

The increased percentage of projects under the New Model in Tenda’s revenue mix and the related delivery of legacy projects since 2013, has resulted in improved gross margins in recent quarters. In addition to the improved performance, Tenda’s efficiencies in its cost structure have resulted in a significant increase in EBITDA in the Tenda segment during the period.

Table 34. Tenda – Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y(%)
Net (Loss) Profit	11,830	20,035	-41%	(25,219)	147%	43,311	(80,662)	154%
(+) Financial Results	1,970	(5,651)	-135%	(5,058)	-139%	(5,209)	(6,301)	-17%
(+) Income taxes	1,993	(6,032)	-133%	374	433%	771	7,413	-90%
(+) Depreciation & Amortization	4,022	3,482	16%	3,971	1%	10,894	11,453	-5%
(+) Capitalized interests	3,760	5,010	-25%	16,328	-77%	11,517	31,469	-63%
(+) Expenses with Stock Option Plan	545	533	2%	286	91%	1,606	311	416%
(+) Minority Shareholders	283	(2,156)	-113%	(510)	-155%	(2,151)	(331)	552%
Adjusted EBITDA	24,403	15,221	60%	(9,828)	-348%	60,739	(36,648)	-266%
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Adjusted EBITDA Margin	11.0%	6.3%	470 bps	-7.6%	1,860 bps	9.4%	-8.9%	1,830 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$109.0 million in 3Q15. The consolidated margin for the quarter was 43.4%.

Table 35. Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y (%)
Revenues to be recognized	251,343	237,309	6%	139,318	80%
Costs to be recognized (units sold)	(142,303)	(138,261)	3%	(99,308)	43%
Results to be Recognized	109,040	99,048	10%	40,010	173%
Backlog Margin	43.4%	41.7%	170 bps	28.7%	1,470 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2015, cash and cash equivalents, and securities, totaled R$921.8 million, up 5.1% from June 30, 2015.

Accounts Receivable

At the end of the 3Q15, total consolidated accounts receivable decreased 14.1% y-o-y to R$2.8 billion, and by 1.2% compared to 2Q15.

The Gafisa and Tenda segments have approximately R$690.1 million in accounts receivable from finished units, out of which R$429.9 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Receivables from developments (off balance sheet)	839,492	935,530	-10%	1,345,831	-38%
Receivables from PoC – ST (on balance sheet)	1,488,988	1,464,279	2%	1,575,922	-6%
Receivables from PoC – LT (on balance sheet)	487,007	450,243	8%	355,292	37%
Total	2,815,487	2,850,052	-1%	3,277,045	-14%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$78.5 million in 3Q15. The Gafisa segment contributed cash generation of R$58.5 million, in line with the R$52.1 million reported last quarter. The volume of transferring/receiving process of units sold to financing agents reached R$153.4 million during the period, and R$521.5 million YTD. The Tenda segment generated R$20.0 million in cash, with R$207.9 million transferred in 3Q15 and R$491.8 transferred million in 9M15. YTD, the Company generated operating cash of R$95.3 million.

While consolidated operating cash generation reached R$78.5 million, the Company ended 3Q15 with operating cash consumption of R$6.5 million, and consumption of R$104.3 million in the year. It is worth noting that this result does not include the R$24.2 million used in the share buyback program during the 9M15.

Table 37. Cash Generation (R$000)

	4Q14*	1Q15	2Q15	3Q15
Availabilities	1,157,254	1,116,169	876,813	921,828
Change in Availabilities(1)		(41,085)	(239,356)	45,015
Total Debt + Investor Obligations	2,597,554	2,651,383	2,440,095	2,493,639
Change in Total Debt + Inventor Obligations (2)		53,829	(211,288)	53,544
Other Investments	426,509	208,740	208,740	210,761
Change in Other Investments (3)		25,162	-	2,021
Cash Generation in the period (1) - (2) + (3)		(69,753)	(28,068)	(6,508)
Cash Generation Final		(69,753)	(97,821)	(104,329)

*The 4Q14 data refers only to the final balance of the period in order to help in the reconciliation of the balance changes in 2015.

Liquidity

At the end of September 2015, the Company’s Net Debt/Equity ratio reached 50.5%, which is stable compared to 50.4% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 13.2%.

The Company's consolidated gross debt reached R$2.5 billion at the end of 3Q15, an increase of 2.1% compared to 2Q15 and a decrease of 12.2% y-o-y. In the 3Q15, the Company amortized R$226.2 million in debt, of which R$203.7 million was project finance and R$22.5 million was corporate debt. A total of R$201.4 million, however, was disbursed, allowing for a net amortization of R$24.8 million. For the 9M15, approximately R$813.1 million of gross debt, representing 76.6% of debt maturing in 2015, was amortized. Throughout the year, new releases of R$477.2 million and payments of R$813.1 million were held, of which R$626.4 million reflected project debt and R$186.7 million reflected corporate debt, thus allowing for a net amortization in the first nine months of R$ 335.8 million.

Table 38. Debt and Investor Obligations (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Debentures – FGTS (A)	808,532	784,992	3%	950,914	-15%
Debentures – Working Capital (B)	364,900	360,025	1%	450,336	-19%
Project Financing SFH – (C)	1,173,382	1,142,459	3%	1,146,570	2%
Working Capital (D)	137,891	145,324	-5%	283,349	-51%
Total (A)+(B)+(C)+(D) = (E)	2,484,705	2,432,800	2%	2,831,169	-12%
Investor Obligations (F)	8,934	7,296	22%	17,080	-48%
Total Debt (E)+(F) = (G)	2,493,639	2,440,096	2%	2,848,249	-12%
Cash and Availabilities (H)	921,828	876,813	5%	1,463,425	-37%
Net Debt (G)-(H) = (I)	1,571,811	1,563,283	1%	1,384,824	14%
Equity + Minority Shareholders (J)	3,112,609	3,099,492	0%	3,129,137	-1%
(Net Debt) / (Equity) (I)/(J) = (K)	50.5%	50.4%	10 bps	44.3%	620 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-13.2%	-11.7%	150 bps	-22.8%	-960 bps

The Company ended the third quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 72.5% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 13.34% p.y., or 94.42% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/16	Until Sep/17	Until Sep/18	Until Sep/19	After Sep/19
Debentures - FGTS (A)	TR + 9.08% - 9.8247%	808,532	334,087	324,556	149,889	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	364,900	188,967	53,197	83,615	19,558	19,563
Project Financing SFH (C)	TR + 8.30% - 11.00% / 117.0% CDI / 12.87%	1,173,382	487,990	502,361	164,361	17,358	1,312
Working Capital (D)	CDI + 2.20% / 117.9% CDI	137,891	115,930	21,961	-	-	-
Total (A)+(B)+(C)+(D) = (E)		2,484,705	1,126,974	902,075	397,865	36,916	20,875
Investor Obligations (F)	CDI + 0.59%	8,934	6,654	2,280	-	-	-
Total Debt (E)+(F) = (G)		2,493,639	1,133,628	904,355	397,865	36,916	20,875
% Total Maturity per period		-	45.5%	36.3%	16.0%	1.5%	0.8%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	72.5%	91.4%	79.0%	47.0%	6.3%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	27.5%	8.6%	21.0%	53.0%	93.7%
Ratio Corporate Debt / Mortgages		20.5%/79.5%

Financial Result

Revenue

On a consolidated basis, net revenue in the 3Q15 totaled R$624.0 million, up 5.5% over the 2Q15 and up 26.3% from 3Q14. In the quarter, the Gafisa segment represented 64.5% of consolidated revenues, while Tenda accounted for the remaining 35.5%. In 9M15, consolidated net revenue reached R$1.7 billion, above the R$1.5 billion recorded in the previous year.

Gross Profit & Margin

Gross profit in 3Q15 was R$176.2 million, compared to R$158.5 million in 2Q15, and R$128.9 million in the prior year. Gross margin for the quarter reached 28.2%, an increase compared to prior periods.

Adjusted gross profit reached R$223.8 million, with a margin of 35.9%, compared to 33.9% in the 2Q15 and 36.4% in the previous year. Supported by stable results in the Gafisa segment and the higher volume and consolidation of Tenda’s New Business Model operations, the Company has been able to maintain its adjusted gross margin at a healthy level throughout the past few quarters.

The gross margin has improved since 2013 as Gafisa and Tenda legacy projects have been concluded, reducing their impact on the Company’s results. At the same time, the contribution of more profitable projects launched in core markets and under the Tenda segment’s New Model has increased during recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
(-) Financial Costs	(47,557)	(41,843)	14%	(51,067)	-7%	(119,502)	(126,169)	-5%
Adjusted Gross Profit	223,777	200,386	12%	179,920	24%	603,465	517,274	17%
Adjusted Gross Margin	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$89.8 million in 3Q15, and were stable q-o-q. Compared to the 3Q14, there was a 2.1% increase. In the 9M15, selling, general and administrative expenses totaled R$250.3 million, which is 7.2% lower than 9M14.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Selling Expenses	38,826	40,635	-4%	37,024	5%	106,574	110,899	-4%
General and Admin Expenses	50,948	49,070	4%	50,887	0%	143,686	158,724	-9%
Total SG&A Expenses	89,774	89,705	0%	87,911	2%	250,260	269,623	-7%
Launches	606,819	481,951	26%	510,428	19%	1,402,352	1,394,761	1%
Net Pre-Sales	492,803	532,131	-7%	230,784	114%	1,448,278	903,125	60%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$46.1 million, up 39.5% compared to the 2Q15, and up 68.8% compared to the previous year. In 9M15, this line reached R$112.7 million.The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Litigation expenses	(31,518)	(29,418)	7%	(25,487)	24%	(87,006)	(77,283)	13%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	-	-	-	-	-	(13,863)	-100%
Other	(14,589)	(3,633)	302%	(1,827)	699%	(25,707)	(1,479)	1638%
Total	(46,107)	(33,051)	40%	(27,314)	69%	(112,713)	(92,625)	22%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$92.4 million in 3Q15, up from R$72.8 million in 2Q15 and R$73.5 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 14.8%, in-line with a 14.9% margin reported in the previous year and an increase from 12.3% reported in 2Q15. In 9M15, consolidated EBITDA reached R$261.6 million, with a 15.1% margin.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net (Loss) Profit	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
(+) Financial Results	19,689	(2,685)	833%	8,028	145%	25,220	19,014	33%
(+) Income taxes	(3,150)	(5,754)	-45%	9,163	-134%	3,256	27,432	-88%
(+) Depreciation & Amortization	12,444	11,561	8%	11,715	6%	35,674	41,714	-14%
(+) Capitalized interests	47,557	41,843	14%	51,061	-7%	119,501	126,169	-5%
(+) Expenses with Stock Option Plan	2,464	2,383	3%	3,172	-22%	7,465	27,576	-73%
(+) Minority Shareholders	(73)	(3,004)	-98%	272	-127%	(3,126)	(1,544)	103%
Adjusted EBITDA	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Adjusted EBITDA Margin	14.8%	12.3%	250 bps	14.9%	-10 bps	15.1%	12.6%	250 bps

1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 3Q15 reached R$12.4 million, up 7.6% compared to 2Q15 and 6.2% compared to the R$11.7 million recorded in 3Q14. In 9M15, depreciation and amortization totaled R$35.7 million compared to R$41.7 million reported in the previous year.

Financial Results

Net financial result was negative R$19.7 million in the 3Q15, compared with a negative result of R$8.0 million in 3Q14 and a positive result of R$2.7 million in 2Q15. Financial revenues totaled R$23.1 million, down 42.0% y-o-y due to the lower balance of funds available in the period. Financial expenses reached R$42.8 million, compared to R$44.5 million in 3Q14. Notably in the quarter, the Gafisa segment posted an increase of 9.1% in financial expenses compared to the same period last year, mainly impacted by the marking effect of the swap operations market. This result reflected the rising behavior seen in the future yield curve. YTD, the net financial result was negative R$25.2 million, compared to a net loss of R$19.0 million in the same period last year.

Taxes

Income taxes, social contribution and deferred taxes for 3Q15 amounted to a credit of R$3.2 million, due to the constitution of deferred income tax asset in the Gafisa segment over credits of temporary nature in the period. In the year, income tax and social contribution totaled R$3.3 million.

Net Income

Gafisa Group ended the 3Q15 with a net profit of R$13.5 million. Excluding the equity income from AUSA, the Company recorded net income of R$12.3 million in the quarter, compared to a net loss of R$16.6 million recorded in 3Q14 and net income of R$23.3 million in 2Q15. In 9M15, net income was positive R$73.6 million, including Alphaville’s equity income, compared to a net loss of R$50.6 million in the same period last year.

Table 44. Consolidated – Net Income (R$000)

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
Adjusted Gross Profit[1]	223,777	200,386	12%	179,920	24%	603,464	517,274	17%
Adjusted Gross Margin[1]	35.9%	33.9%	200 bps	36.4%	-60 bps	34.8%	34.4%	40 bps
Adjusted EBITDA[2]	92,417	72,831	27%	73,457	26%	261,613	189,767	38%
Adjusted EBITDA Margin	14.8%	12.3%	250 bps	14.9%	-10 bps	15.1%	12.6%	250 bps
Net Income (ex- the sale of AUSA)	13,486	28,487	-53%	(9,954)	235%	73,623	(50,594)	246%
( - ) Alphaville Equity Income	(1,168)	(5,210)	-78%	(6,595)	-82%	(23,339)	(11,560)	102%
Net Income (ex- AUSA Sale and Equity Income)	12,318	23,277	-47%	(16,551)	174%	50,284	(62,154)	181%

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$324.9 million in the 3Q15. The consolidated margin for the quarter was 40.2%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)
Revenues to be recognized	808,851	901,383	-10%	1,296,708	-38%
Costs to be recognized (units sold)	(484,001)	(537,145)	-10%	(807,735)	-40%
Results to be Recognized	324,850	364,238	-11%	488,973	-34%
Backlog Margin	40.2%	40.4%	-20 bps	37.7%	250 bps

Alphaville Urbanismo net revenues reach R$ 762 million in 9M15

São Paulo, November 6th, 2015 – Alphaville Urbanismo SA releases its results for the 3nd quarter of 2015 (3Q and 9M).

Financial Results

In the third quarter of 2015, net revenues were R$ 255 million, 21.8% above the same period of 2014 and 4.8% lower than 2Q15. Net income was R$ 5 million, 76.7% lower than 3Q14 and 70.5% lower than the previous quarter.

	3Q15	3Q14		2Q15
		R$	∆	R$	∆
Net Revenue	255	209	21.8%	267	-4.8%
Net Income	5	22	-76.7%	17	-70.5%
Margin	2%	11%		6%

In the first nine months of the year, net revenues totaled R$ 762 million, 31.3% higher than 9M14. Net profit on 9M15 was R$ 58 million, representing an increase of 49.8% million considering the same period in 2014.

	9M15	9M14
		R$	∆
Net Revenue	762	580	31.3%
Net Income	58	39	49.8%
Margin	8%	7%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	402,483	348,392	16%	365,256	10%	1,090,933	1,089,913	0%
Operating Costs	(293,653)	(258,124)	14%	(258,533)	14%	(793,688)	(775,165)	2%
Gross Profit	108,830	90,268	21%	106,723	2%	297,245	314,748	-6%
Gross Margin	27.0%	25.9%	110 bps	29.2%	-220 bps	27.2%	28.9%	-170 bps
Operating Expenses	(94,954)	(79,420)	20%	(68,807)	38%	(234,994)	(240,559)	-2%
Selling Expenses	(22,543)	(22,976)	-2%	(21,713)	4%	(59,611)	(69,133)	-14%
General and Administrative Expenses	(24,087)	(27,466)	-12%	(32,031)	-25%	(80,438)	(95,886)	-16%
Other Operating Revenues/Expenses	(30,606)	(21,378)	43%	(15,585)	96%	(80,505)	(55,925)	44%
Depreciation and Amortization	(8,422)	(8,079)	4%	(7,744)	9%	(24,780)	(30,261)	-18%
Equity income	(9,296)	479	-2041%	8,266	-212%	10,340	10,646	-3%
Operational Result	13,876	10,848	28%	37,916	-63%	62,251	74,189	-16%
Financial Income	20,975	19,978	5%	20,583	2%	60,230	75,903	-21%
Financial Expenses	(38,694)	(22,944)	69%	(33,669)	15%	(90,659)	(101,218)	-10%
Net Income Before Taxes on Income	(3,843)	7,882	-149%	24,830	-115%	31,822	48,874	-35%
Deferred Taxes	9,134	(1,028)	989%	(1)	913500%	6,094	(384)	-1687%
Income Tax and Social Contribution	(3,991)	750	-632%	(8,788)	55%	(8,579)	(19,635)	-56%
Net Income After Taxes on Income	1,300	7,604	-83%	16,041	-92%	29,337	28,855	2%
Minority Shareholders	(356)	(848)	-58%	778	-146%	(975)	(1,213)	-20%
Net Income	1,656	8,452	-80%	15,263	-89%	30,312	30,068	1%

Financial Statements Tenda Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	221,560	243,137	-9%	128,935	72%	644,140	411,809	56%
Operating Costs	(154,170)	(174,862)	-12%	(106,805)	44%	(457,422)	(335,452)	36%
Gross Profit	67,390	68,275	-1%	22,130	205%	186,718	76,357	145%
Gross Margin	30.4%	28.1%	230 bps	17.2%	1.320 bps	29.0%	18.5%	1,050 bps
Operating Expenses	(51,314)	(62,079)	-17%	(52,543)	-2%	(149,996)	(156,238)	-4%
Selling Expenses	(16,283)	(17,659)	-8%	(15,311)	6%	(46,963)	(41,766)	12%
General and Administrative Expenses	(26,861)	(21,604)	24%	(18,856)	42%	(63,248)	(62,838)	1%
Other Operating Revenues/Expenses	(15,501)	(11,673)	33%	(11,735)	32%	(32,208)	(36,706)	-12%
Depreciation and Amortization	(4,022)	(3,482)	16%	(3,971)	1%	(10,894)	(11,453)	-5%
Equity income	11,353	(7,661)	-248%	(2,670)	-525%	3,317	(3,475)	-195%
Operational Result	16,076	6,196	159%	(30,413)	-153%	36,722	(79,881)	-146%
Financial Income	2,147	24,292	-91%	15,890	-86%	39,774	42,731	-7%
Financial Expenses	(4,117)	(18,641)	-78%	(10,832)	-62%	(34,565)	(36,430)	-5%
Net Income Before Taxes on Income	14,106	11,847	19%	(25,355)	-156%	41,931	(73,580)	-157%
Deferred Taxes	1,768	7,154	-75%	860	106%	5,634	(152)	-3807%
Income Tax and Social Contribution	(3,761)	(1,122)	235%	(1,234)	205%	(6,405)	(7,261)	-12%
Net Income After Taxes on Income	12,113	17,879	-32%	(25,729)	-147%	41,160	(80,993)	-151%
Minority Shareholders	283	(2,156)	-113%	(510)	-155%	(2,151)	(331)	550%
Net Income	11,830	20,035	-41%	(25,219)	-147%	43,311	(80,662)	-154%

Consolidated Financial Statements

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)	9M15	9M14	Y/Y (%)
Net Revenue	624,043	591,529	5%	494,191	26%	1,735,073	1,501,722	16%
Operating Costs	(447,823)	(432,986)	3%	(365,338)	23%	(1,251,110)	(1,110,617)	13%
Gross Profit	176,220	158,543	11%	128,853	37%	483,963	391,105	24%
Gross Margin	28.2%	26.8%	140 bps	26.1%	210 bps	27.9%	26.0%	190 bps
Operating Expenses	(146,268)	(141,499)	3%	(121,344)	21%	(384,990)	(396,791)	-3%
Selling Expenses	(38,826)	(40,635)	-4%	(37,024)	5%	(106,574)	(110,899)	-4%
General and Administrative Expenses	(50,948)	(49,070)	4%	(50,887)	0%	(143,686)	(158,724)	-9%
Other Operating Revenues/Expenses	(46,107)	(33,051)	40%	(27,314)	69%	(112,713)	(92,625)	22%
Depreciation and Amortization	(12,444)	(11,561)	8%	(11,715)	6%	(35,674)	(41,714)	-14%
Equity pickup	2,057	(7,182)	-129%	5,596	-63%	13,657	7,171	90%
Operational Result	29,952	17,044	76%	7,509	299%	98,973	(5,686)	1841%
Financial Income	23,122	44,270	-48%	36,473	-37%	100,004	118,634	-16%
Financial Expenses	(42,811)	(41,585)	3%	(44,501)	-4%	(125,224)	(137,648)	-9%
Net Income Before Taxes on Income	10,263	19,729	-48%	(519)	-2055%	73,753	(24,700)	-399%
Deferred Taxes	10,902	6,126	78%	859	1169%	11,728	(536)	2288%
Income Tax and Social Contribution	(7,752)	(372)	1984%	(10,022)	-23%	(14,984)	(26,896)	-44%
Net Income After Taxes on Income	13,413	25,483	-47%	(9,682)	-238%	70,497	(52,132)	-235%
Minority Shareholders	(73)	(3,004)	-98%	268	-127%	(3,126)	(1,538)	103%
Net Result	13,486	28,487	-53%	(9,954)	-235%	73,623	(50,594)	-246%

Balance Sheet Gafisa Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	596,589	541,684	10%	903,901	-34%
Receivables from clients	1,024,269	1,030,823	-1%	1,212,289	-16%
Properties for sale	1,312,099	1,133,046	16%	1,298,367	1%
Other accounts receivable	162,934	225,848	-28%	191,596	-15%
Deferred selling expenses	2,637	4,406	-40%	13,517	0%
Land for sale	6,075	6,074	0%	8,175	-26%
	3,104,603	2,941,881	6%	3,627,845	-14%

Long-term Assets
Receivables from clients	440,826	410,855	7%	332,124	33%
Properties for sale	539,175	715,740	-25%	451,383	19%
Other	156,427	171,972	-9%	198,545	-21%
	1,136,428	1,298,567	-12%	982,052	16%
Intangible anda Property and Equipment	62,211	60,195	3%	63,755	-2%
Investments	1,975,988	1,963,775	1%	1,898,323	4%

Total Assets	6,279,230	6,264,418	0%	6,571,975	-4%

Current Liabilities
Loans and financing	598,530	582,668	3%	440,892	36%
Debentures	306,680	268,943	14%	281,104	9%
Obligations for purchase of land and advances from customers	253,741	228,010	11%	348,970	-27%
Materials and service suppliers	55,790	76,943	-27%	62,865	-11%
Taxes and contributions	59,703	60,640	-2%	57,399	4%
Investor Obligations	5,016	5,016	0%	9,935	-50%
Other	404,532	433,116	-7%	352,048	15%
	1,683,992	1,655,336	2%	1,553,213	8%

Long-term Liabilities
Loans and financings	684,593	668,119	2%	932,132	-27%
Debentures	550,378	568,589	-3%	710,811	-23%
Obligations for purchase of land and advances from customers	88,183	117,839	-25%	55,072	60%
Deferred taxes	19,454	28,589	-32%	44,515	-56%
Provision for contingencies	79,342	75,190	6%	60,718	31%
Investor Obligations	2,280	4,713	-52%	7,145	-68%
Other	56,823	45,109	26%	80,129	-29%
	1,481,053	1,508,148	-2%	1,890,522	-22%

Shareholders' Equity
Shareholders' Equity	3,110,912	3,097,879	0%	3,106,915	0%
Minority Shareholders	3,273	3,055	7%	21,325	-85%
	3,114,185	3,100,934	0%	3,128,240	0%
Total Liabilities and Shareholders' Equity	6,279,230	6,264,418	0%	6,571,975	-4%

Balance Sheet Tenda Segment

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	325,239	335,129	-3%	559,524	-42%
Receivables from clients	464,720	433,456	7%	363,633	28%
Properties for sale	459,852	487,252	-6%	570,304	-19%
Other accounts receivable	94,677	132,872	-29%	131,971	-28%
Land for sale	127,242	117,452	8%	73,996	72%
	1,471,730	1,506,161	-2%	1,699,428	-13%

Long-term Assets
Receivables from clients	46,181	39,388	17%	23,168	99%
Properties for sale	176,261	179,759	-2%	181,754	-3%
Other	63,286	64,441	-2%	89,770	-30%
	285,728	283,588	1%	294,692	-3%
Intangible anda Property and Equipment	38,810	38,018	2%	39,596	-2%
Investments	168,137	155,891	8%	203,766	-17%

Total Assets	1,964,405	1,983,658	-1%	2,237,482	-12%

Current Liabilities
Loans and financing	5,390	7,655	-30%	33,469	-84%
Debentures	216,374	207,485	4%	109,335	98%
Obligations for purchase of land and advances from customers	129,169	158,181	-18%	143,323	-10%
Materials and service suppliers	23,006	32,074	-28%	20,602	12%
Taxes and contributions	86,645	73,227	18%	79,485	9%
Other	70,412	94,995	-26%	314,136	-78%
	530,996	573,617	-7%	700,350	-24%

Long-term Liabilities
Loans and financings	22,760	29,341	-22%	23,426	-3%
Debentures	100,000	100,000	0%	300,000	-67%
Obligations for purchase of land and advances from customers	71,044	57,809	23%	21,087	237%
Deferred taxes	2,725	4,493	-39%	9,783	-72%
Provision for contingencies	56,528	57,707	-2%	65,062	-13%
Other	42,610	35,695	19%	68,629	-38%
	295,667	285,045	4%	487,987	-39%

Shareholders' Equity
Shareholders' Equity	1,103,393	1,091,018	1%	1,024,864	8%
Minority Shareholders	34,349	33,978	1%	24,281	41%
	1,137,742	1,124,996	1%	1,049,145	8%
Total Liabilities and Shareholders' Equity	1,964,405	1,983,658	-1%	2,237,482	-12%

Consolidated Balance Sheets

	3Q15	2Q15	Q/Q (%)	3Q14	Y/Y (%)
Current Assets
Cash and cash equivalents	921,828	876,813	5%	1,463,425	-37%
Receivables from clients	1,488,988	1,464,279	2%	1,575,922	-6%
Properties for sale	1,771,950	1,620,297	9%	1,868,671	-5%
Other accounts receivable	226,417	322,469	-30%	184,842	22%
Prepaid expenses and others	7,876	10,293	-23%	20,015	-61%
Land for sale	133,317	123,526	8%	82,171	62%
	4,550,376	4,417,677	3%	5,195,046	-12%

Long-term Assets
Receivables from clients	487,007	450,243	8%	355,292	37%
Properties for sale	715,436	895,500	-20%	633,137	13%
Other	204,748	221,448	-8%	273,351	-25%
	1,407,191	1,567,191	-10%	1,261,780	12%
Intangible anda Property and Equipment	126,498	123,689	2%	146,431	-14%
Investments	975,459	963,989	1%	975,597	0%

Total Assets	7,059,524	7,072,546	0%	7,578,854	-7%

Current Liabilities
Loans and financing	603,920	590,323	2%	474,361	27%
Debentures	523,054	476,428	10%	390,439	34%
Obligations for purchase of land and advances from customers	382,910	386,192	-1%	492,293	-22%
Materials and service suppliers	78,796	109,017	-28%	83,467	-6%
Taxes and contributions	114,613	107,483	7%	108,722	5%
Investor Obligations	6,654	5,016	33%	9,935	-33%
Other	479,084	524,128	-9%	562,118	-15%
	2,189,031	2,198,587	0%	2,121,335	3%

Long-term Liabilities
Loans and financings	707,353	697,460	1%	955,558	-26%
Debentures	650,378	668,589	-3%	1,010,811	-36%
Obligations for purchase of land and advances from customers	159,228	175,649	-9%	76,159	109%
Deferred taxes	22,179	33,081	-33%	54,299	-59%
Provision for contingencies	139,879	139,208	0%	125,780	11%
Investor Obligations	2,280	2,280	0%	7,145	-68%
Other	76,587	58,200	32%	98,630	-22%
	1,757,884	1,774,467	-1%	2,328,382	-25%

Shareholders' Equity
Shareholders' Equity	3,110,914	3,097,881	0%	3,106,916	0%
Minority Shareholders	1,695	1,611	5%	22,221	-92%
	3,112,609	3,099,492	0%	3,129,137	-1%
Liabilities and Shareholders' Equity	7,059,524	7,072,546	0%	7,578,854	-7%

Cash Flow

	3Q15	3Q14	9M15	9M14
Income Before Taxes on Income	10,263	(519)	73,753	(24,700)
Expenses (income) not affecting working capital	90,095	63,715	226,458	192,470
Depreciation and amortization	12,444	11,715	35,674	41,714
Impairment allowance	(6,828)	(10,063)	(2,453)	(9,684)
Expense on stock option plan	2,464	3,172	7,465	27,577
Penalty fee over delayed projects	337	(4,647)	(606)	(5,322)
Unrealized interest and charges. net	22,091	27,102	59,754	47,414
Equity pickup	(2,057)	(5,596)	(13,657)	(7,171)
Disposal of fixed asset	(112)	4,639	946	6,836
Warranty provision	(288)	3,937	8,541	(7,020)
Provision for contingencies	31,518	25,487	87,006	77,283
Profit sharing provision	13,411	9,726	25,449	26,151
Allowance (reversal) for doubtful debts	3,955	(6,356)	3,150	(9,662)
Writeoff of Investments	(104)	-	(2,421)	-
Profit / Loss from financial instruments	13,264	4,599	17,610	4,354
Clients	(64,381)	113,865	(142,415)	292,887
Properties for sale	19,664	(328,569)	(23,453)	(409,947)
Other receivables	17,181	13,237	1,278	10,839
Deferred selling expenses and pre-paid expenses	2,418	6,206	7,568	15,170
Obligations on land purchases	(19,702)	133,657	(49,604)	80,103
Taxes and contributions	7,130	(703)	189	(31,791)
Accounts payable	(30,221)	6,848	(16,335)	4,125
Salaries. payroll charges and bonus provision	(805)	2,803	(18,202)	(43,023)
Other accounts payable	(28,344)	49,968	(85,356)	19,976
Current account operations	26,487	47,232	16,465	(4,038)
Paid taxes	3,150	(18,326)	(3,256)	(103,008)
Cash used in operating activities	32,935	89,414	(12,910)	(937)
Investments activities
Purchase of property and equipment	(15,140)	(17,128)	(37,523)	(52,256)
Redemption of securities. restricted securities and loans	1,964,858	(157,180)	4,097,940	2,387,569
Investments in marketable securities. restricted securities	(2,096,220)	-	(3,904,527)	(1,880,258)
Investments increase	(192)	(15,954)	(1,154)	(11,534)
Dividends receivables	-	(1,990)	-	58,311
Cash used in investing activities	(146,694)	(192,252)	154,736	501,832
Financing activities
Contributions from venture partners	1,638	2,418	(2,096)	(106,600)
Increase in loans and financing	261,265	430,491	643,937	666,692
Repayment of loans and financing	(231,450)	(298,994)	(805,510)	(941,844)
Stock repurchase	(2,022)	(2,207)	(24,157)	(53,561)
Dividend payments	-	-	-	(117,129)
Mutual Operations	(2,024)	(2,201)	3,388	(8,799)
Sale of treasury shares	1,212	4,103	3,023	17,583
Result from the sale of treasury shares	(1,207)	(4,094)	(2,424)	(10,664)
Net cash provided by financing activities	27,412	129,516	(183,839)	(554,322)
Net increase (decrease) in cash and cash equivalents	(86,347)	26,678	(42,013)	(53,427)
At the beginning of the period	154,229	135,089	109,895	215,194
At the end of the period	67,882	161,767	67,882	161,767
Net increase (decrease) in cash and cash equivalents	(86,347)	26,678	(42,013)	(53,427)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information
September 30, 2015
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share the structures and the corresponding corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On April 29, 2015, following the material fact of February 7, 2014, the Company disclosed a new material fact informing to its shareholders and the market that the works for the potential separation of the business units Gafisa and Tenda continue to be carried out, aiming at fulfilling the conditions considered sufficient for its implementation. However, in view of the fact that the process for defining the capital structure is still in progress, and taking into account that this definition is a required step towards the separation process, it is not yet possible to estimate a term for completing the potential separation, the process may be extended to 2016.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information
September 30, 2015
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 06, 2015, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and has authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2014. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2014.

The individual quarterly information, identified as “Company”, has been prepared according to the accounting practices adopted in Brazil and the standards issued by the Committee for Accounting Pronouncements  (CPC) and are disclosed together with the consolidated quarterly information.

The individual quarterly information of the Company is not considered to be in compliance with the IFRS, once it considers the capitalization of interest on qualifiable assets of investees in the separate quarterly information of the Company. Due to the fact that there is no difference between the consolidated equity and profit or loss attributable to the shareholders of the Company, according to the consolidated quarterly information prepared in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)), and the accounting practices adopted in Brazil, and the equity and profit or loss of the Company according to the individual information prepared in accordance with the accounting practices adopted in Brazil, the Company opted for presenting these individual and consolidated information in only one set.

The quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated quarterly information is specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information
September 30, 2015
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all of its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2014.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2014.

2.2.    Summary of significant accounting policies

In addition to the significant accounting policies disclosed in the financial statements as of December 31, 2014, the following accounting practice is followed by the Company for the year 2015:

2.2.1.    Share-based payment – Phantom Shares

The Company has a share-based payment program settled in cash with fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issuance and/or delivery of shares for settling the plan.

According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a provision payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2015 and new and revised standards and interpretation already issued and not yet adopted

IFRS 15 – Revenue from contracts with customers: the Company is still evaluating the effects of the IFRS 15 on its Financial Statements and has not yet completed its analyses thus far, not being able to assess the impact of the adoption of this standard.

On July 22, 2015, the International Accounting Standards Board (IASB) disclosed the deferral for one year of the effective date for adopting the IFRS 15 to January 1, 2018.

There is no other standard and interpretation that was issued and not yet adopted that could, on the Management’s opinion, have significant impact on the profit or loss for the period or equity disclosed by the Company.

The other explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Cash and banks	15,416	24,501	49,694	85,059
Securities purchased under resale agreements (a)	14,060	9,291	18,188	24,836
Total cash and cash equivalents (Note 21.i.d, 21.ii.a and 21.iii)	29,476	33,792	67,882	109,895

(a)     As of September 30, 2015, the securities purchased under agreement to resell include interest earned varying from 75% to 100.6% of Interbank Deposit Certificates (CDI) (from 70% to 101% of CDI in 2014). All investments are made with financial institutions considered by management to be first class.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2014.

4.2.    Short-term investments

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Fixed-income funds (a)	303,446	183,150	473,544	326,977
Government bonds (LFT) (a)	10,530	43,640	54,459	77,911
Corporate securities (LF/DPGE) (a)	64,997	-	75,135	-
Securities purchased under resale agreements	14,433	201,957	27,760	361,226
Bank certificates of deposit (a) (b)	71,638	47,702	123,519	103,219
Restricted cash in guarantee to loans	1,405	98,828	12,134	104,039
Restricted credits	12,650	6,765	87,395	73,987
Total short-term investments (Note 21.i.d, 21.ii.a and 21.iii)	479,099	582,042	853,946	1,047,359

(a)     Investment Funds Structure aimed at generating income from funds in excess of the variation in Interbank Deposit Certificate (CDI). Funds have mandates of risks, which are periodically monitored and carry out the effective internal investment policies.

(b)     As of September 30, 2015, Bank Certificates of Deposit (CDBs) include interest earned varying from 90% to 104.5% (from 70% to 108% in 2014) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

          The other explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2014.

5.         Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Real estate development and sales	1,117,221	1,022,938	2,048,238	1,919,846
( - ) Allowance for doubtful accounts and cancelled contracts	(6,707)	(5,616)	(84,936)	(109,893)
( - ) Present value adjustments	(23,133)	(17,095)	(32,925)	(24,642)
Services and construction and other receivables	19,879	24,214	45,618	40,008
Total trade accounts receivable of development and services (Note 21.ii.a)	1,107,260	1,024,441	1,975,995	1,825,319

Current	766,544	748,910	1,488,988	1,440,498
Non-current	340,716	275,531	487,007	384,821

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services --Continued

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2015	12/31/2014	09/30/2015	12/31/2014

2015	410,482	771,621	1,023,413	1,575,033
2016	488,724	146,607	701,306	187,719
2017	133,751	63,382	229,230	112,191
2018	45,473	14,291	60,718	18,969
2019 onwards	58,670	51,251	79,189	65,942
	1,137,100	1,047,152	2,093,856	1,959,854
( - ) Adjustment to present value	(23,133)	(17,095)	(32,925)	(24,642)
( - ) Allowance for doubtful account and cancelled contracts	(6,707)	(5,616)	(84,936)	(109,893)
	1,107,260	1,024,441	1,975,995	1,825,319

During the period ended September 30, 2015, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company

Balance at December 31, 2014	(5,616)
Additions (Note 23)	(1,091)
Balance at September 30, 2015	(6,707)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions (Note 23)	(1,091)	-	(1,091)
Write-offs (Notes 23 and 24)	26,048	(28,107)	(2,059)
Balance at September 30, 2015	(84,936)	24,202	(60,734)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2014.

6.    Properties for sale

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Land	774,979	761,061	1,368,753	1,311,847
( - ) Adjustment to present value	(5,978)	(4,907)	(12,387)	(5,503)
Property under construction	524,387	550,982	825,000	905,190
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	24,202	52,309
Completed units	176,319	121,040	292,827	260,808
( - ) Provision for realization of properties for sale	(7,760)	(7,760)	(10,803)	(12,309)
Total properties for sale	1,461,947	1,420,416	2,487,386	2,512,342

Current portion	1,075,231	932,681	1,771,950	1,695,817
Non-current portion	386,716	487,735	715,436	816,525

During the period ended September 30, 2015, the change in the provision for impairment in the realization of properties for sale is summarized below:

	Company	Consolidated
Balance at December 31, 2014	(7,760)	(12,309)
Write-offs	-	1,506
Balance at September 30, 2015	(7,760)	(10,803)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.    Other accounts receivable

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Advances to suppliers	2,453	1,848	7,755	5,082
Recoverable taxes (IRRF, PIS, COFINS, among other)	23,856	20,830	87,464	76,000
Judicial deposit (Note 17)	125,790	123,510	143,479	154,939
Other	2	64	5,719	5,125

Total other accounts receivable	152,101	146,252	244,417	241,146

Current portion	71,741	61,355	143,349	128,905
Non-current portion	80,360	84,897	101,068	112,241

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2014	161,737	(51,174)	110,563
Additions	8,339	(15,984)	(7,645)
Transfer of properties for sale	29,166	-	29,166
Write-offs	(15,698)	16,931	1,233
Balance at September 30, 2015	183,544	(50,227)	133,317

Gafisa and SPEs	19,470	(13,396)	6,074
Tenda and SPEs	164,074	(36,831)	127,243

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2015	12/31/2014	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2015	09/30/2014	09/30/2015	12/31/2014	09/30/2015	09/30/2014	09/30/2015	12/31/2014	09/30/2015	09/30/2014

Construtora Tenda S/A	-	100%	100%	1,964,405	861,012	1,103,393	1,058,477	43,311	(80,663)	1,103,393	1,058,477	43,311	(80,377)	-	-	-	286
Alphaville Urbanismo S.A	-	30%	30%	2,337,514	1,698,008	639,506	561,664	57,724	38,535	191,852	168,499	23,353	3,843	191,852	168,499	23,353	11,529
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	177,353	8,912	168,441	167,946	495	4,404	168,441	167,946	495	488	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	119,243	38,011	81,232	21,588	14,594	12,611	81,232	21,588	14,594	12,611	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	82,778	19,510	63,268	66,561	1,507	(2,157)	63,268	66,561	1,507	(2,157)	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	79,324	28,194	51,130	37,255	4,043	7,031	51,130	37,255	4,043	7,031	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	66,523	17,827	48,696	18,776	1,255	7,612	48,696	18,776	1,255	7,612	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	146,687	50,689	95,998	78,620	15,707	(2,937)	47,999	39,310	7,854	(1,469)	47,999	39,310	7,854	(1,469)
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	52,702	5,915	46,787	58,028	543	(51)	46,787	58,028	543	(51)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,447	11,114	44,333	44,102	231	2,028	44,333	44,102	231	2,028	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	111,104	67,024	44,080	26,746	17,334	13,600	44,080	26,746	17,334	13,600	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,685	3,758	40,927	24,115	(1,175)	3,677	40,927	24,115	(1,175)	3,677	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	39,929	3,529	36,400	8,682	6,163	6,018	36,400	8,682	6,163	6,018	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	35,558	134	35,424	35,398	(1)	8	35,424	35,398	-	8	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	85,653	50,599	35,054	36,673	(1,620)	(1,434)	35,054	36,673	(1,620)	(1,434)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	60,187	26,631	33,556	1,038	6,224	-	33,556	1,038	6,224	-	-	-	-	-
Varandas Grand Park Emp. Im. Spe Ltda	(a)	50%	50%	120,003	64,778	55,225	56,761	(280)	2,993	30,409	28,380	(745)	1,497	30,409	28,380	(745)	1,497
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,511	3,222	29,289	29,194	95	201	29,289	29,194	95	(15)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	28,366	1,905	26,461	26,387	75	126	26,461	26,387	75	126	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,300	78	26,222	26,230	(7)	217	26,222	26,230	(7)	217	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	39,591	4,742	34,849	39,599	1,540	1,798	26,174	24,502	1,652	899	26,174	24,502	1,652	899
Gafisa e Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	31,705	56	31,649	31,442	(27)	(1)	25,319	25,153	(22)	(1)	25,319	25,153	(22)	(1)
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	53,538	4,328	49,210	55,654	2,555	2,011	24,605	27,827	1,278	1,006	24,605	27,827	1,278	1,006
GAFISA SPE- 129 Emp. Imob. Ltda.	-	100%	100%	45,295	23,441	21,854	1,246	4,102	-	21,854	1,246	4,102	-	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	46,713	25,058	21,655	10,125	10,451	-	21,655	10,125	10,451	-	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,246	7,933	21,313	21,742	(429)	921	21,313	21,742	(429)	288	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	83,182	63,764	19,418	1,281	5,487	-	19,418	1,281	5,487	-	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	18,030	75	17,955	17,956	(1)	49	17,955	17,956	(1)	49	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,966	13,281	17,685	17,466	219	-	17,685	17,466	219	-	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	32,417	14,816	17,601	18,746	(1,145)	(2,445)	17,601	18,746	(1,145)	(2,445)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	117,554	100,559	16,995	23,600	(6,605)	11,019	16,995	23,600	(6,605)	11,019	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,751	47,596	16,156	16,140	16	105	16,156	16,140	16	105	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	39,070	7,169	31,901	31,476	424	79	15,950	15,738	212	39	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,810	1,094	15,716	15,547	169	868	15,716	15,547	169	781	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	17,248	1,619	15,629	15,642	(13)	(1,333)	15,629	15,642	(13)	(8)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	18,011	3,010	15,001	15,080	(80)	43	15,001	15,080	(80)	(10)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,667	2,367	14,300	14,242	58	59	14,300	14,242	58	(89)	-	-	-	610
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	13,412	4	13,408	14,267	(859)	(406)	13,408	14,267	(859)	(479)	-	-	-	-
Parque Aguas Empr. Imob. Ltda.	(a)	50%	50%	16,593	1,472	15,121	17,046	715	338	11,862	11,589	343	203	11,862	11,589	343	203
Alto Barra de Sao Miguel Em. Im. Ltda	(a)	50%	50%	24,564	1,212	23,352	22,504	848	(182)	11,676	11,252	424	(91)	11,676	11,252	424	(91)
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	20,218	8,556	11,662	11,490	172	657	11,662	11,490	172	507	-	-	-	597
Blue I SPE - Plan., Prom., Inc. E Venda Ltda.	-	100%	100%	11,662	605	11,057	10,862	194	(203)	11,057	10,862	194	(136)	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	23,980	2,062	21,918	21,126	794	(305)	10,959	10,563	397	(153)	-	-	-	-
Gafisa SPE 55 Emp. Imob. Ltda.	(a)	80%	80%	14,930	2,288	12,642	12,459	183	3,149	10,114	9,967	146	90	10,114	9,967	146	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	83,940	74,830	9,110	6,032	3,078	3,849	9,110	6,032	3,078	2,138	-	-	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in ownership interests –Continued

(i)      Ownership interest –Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2015	31/12/2014	09/30/2015	09/30/2015	09/30/2015	31/12/2014	09/30/2015	09/30/2014	09/30/2015	31/12/2014	09/30/2015	09/30/2014	09/30/2015	31/12/2014	09/30/2015	09/30/2014

Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	25,957	17,180	8,777	8,007	770	343	8,777	8,007	770	343	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,021	54	7,967	7,971	(5)	96	7,967	7,971	(5)	96	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	29,120	13,193	15,927	15,402	(33)	70	7,963	7,701	(17)	36	7,963	7,701	(17)	36
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,835	1,624	7,211	7,292	(80)	371	7,211	7,292	(80)	78	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,673	894	6,779	6,693	85	(61)	6,779	6,693	85	(61)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,713	5,228	6,485	6,536	(51)	136	6,485	6,536	(51)	32	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	23,119	13,769	9,350	6,039	1,200	(1,664)	6,078	3,925	2,153	407	-	-	-	-
Dubai Residencial Empr. Imob. Ltda.(a)	(a)(c)	50%	50%	10,908	581	10,327	11,061	435	(206)	5,616	5,531	(2,145)	(103)	5,616	5,531	(2,145)	(103)
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,572	18,025	5,547	(1,424)	2,432	-	5,547	-	2,432	-	-	-	-	-
Costa Maggiore Empr. Imob. Ltda.(a)	(a)	50%	50%	12,953	2,881	10,072	11,989	(6)	1,119	5,486	5,994	95	683	5,486	5,994	95	683
Aram Spe Empr. Imob. Ltda.	-	100%	100%	4,112	740	3,372	6,977	(206)	3,565	5,394	6,977	(1,583)	3,268	2,023	-	(825)	(297)
OCPC01 adjustment - capitalized interests (b)	(d)			-	-	-	-	-	-	32,626	27,237	5,389	1,876	-	-	-	-
Others (*)	-			462,369	333,377	128,992	129,374	(15,874)	2,537	74,289	173,633	(7,471)	11,570	28,068	43,676	(7,468)	4,486

Saí Amarela S.A.	(a)	50%	50%	2,366	66	2,300	2,354	(116)	(69)	-	-	-	-	1,119	918	(58)	(35)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	2,741	861	1,880	3,954	880	(452)	-	-	-	-	1,128	2,372	528	(271)
Others (*)	-			489	54	435	934	(734)	(192)	-	-	-	-	57	417	(286)	(123)
Indirect jointly-controlled investees of Gafisa	-			5,596	981	4,615	7,242	30	(713)	-	-	-	-	2,304	3,707	184	(429)

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	5,066	3,737	1,328	4,883	(1,320)	6	-	-	-	-	731	2,685	(726)	3
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,190	237	20,953	20,914	39	49	-	-	-	-	12,572	12,548	23	29
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	9,709	29	9,680	11,942	(2,262)	136	-	-	-	-	5,808	7,165	(1,357)	81
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	10,146	-	10,146	38,559	(5,519)	(250)	-	-	-	-	5,621	21,207	(3,035)	(137)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	36,430	4,412	32,019	29,604	211	(1,105)	-	-	-	-	22,413	20,723	147	(774)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	17,906	1,265	16,640	11,759	(2,342)	(2,863)	-	-	-	-	11,649	8,231	(1,639)	(2,004)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	33,839	807	33,032	31,746	1,530	1,535	-	-	-	-	23,122	22,221	1,071	1,076
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,532	157	11,375	10,807	567	328	-	-	-	-	9,100	8,646	454	262
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,306	557	8,749	8,813	(52)	10	-	-	-	-	4,375	4,406	(26)	(2)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,856	1,077	11,779	11,703	(223)	(577)	-	-	-	-	5,889	5,852	(111)	(287)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	32,576	1,640	30,937	37,291	4,476	2,439	-	-	-	-	15,468	18,646	2,237	1,228
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	13,727	1,673	12,056	12,431	(176)	(627)	-	-	-	-	6,027	6,215	(88)	(329)
SPE Franere Gafisa 08 Emp. Imob. Ltda.	-	50%	50%	61,648	8,537	53,111	37,618	19,980	65	-	-	-	-	26,556	18,809	9,990	33
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	39,070	7,169	31,901	31,476	424	79	-	-	-	-	18,805	18,399	429	79
Other (*)	-			70,031	24,284	45,747	34,611	17,925	(3,407)	-	-	-	-	-	3,699	(4,054)	(2,732)
Indirect jointly-controlled investees of Tenda	-			385,032	55,581	329,453	334,157	33,258	(4,182)	-	-	-	-	168,136	179,452	3,315	(3,474)

Subtotal				7,594,345	3,836,895	3,757,453	3,404,327	210,019	33,300	2,778,345	2,558,937	142,346	5,190	599,606	592,540	27,422	15,968

(*)Includes companies with investment balances below R$ 5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

										Company				Consolidated
		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2015	12/31/2014	09/30/2015	09/30/2015	09/30/2015	12/31/2014	09/30/2015	09/30/2014	09/30/2015	12/31/2014	09/30/2015	09/30/2014	09/30/2015	12/31/2014	09/30/2015	09/30/2014

Goodwill on purchase of subsidiaries	(e)									25,476	25,476	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62,343	62,343	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853	-	-	375,853	375,853	-	-
Total investments										3,242,017	3,022,609	142,346	5,190	975,459	968,393	27,422	15,968

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for net capital deficiency		Income from equity method investments		Provision for net capital deficiency		Income from equity method investments
Direct investees	30/09/2015	31/12/2014	30/09/2015	30/09/2015	30/09/2015	31/12/2014	30/09/2015	30/09/2014	30/09/2015	31/12/2014	30/09/2015	30/09/2014	30/09/2015	31/12/2014	30/09/2015	30/09/2014
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	31,721	118,824	(87,103)	(65,678)	(19,110)	(17,066)	(43,552)	(32,839)	(10,712)	(9,121)	(43,552)	(32,839)	(10,712)	(9,121)
Manhattan Comercial 01 Spe Ltda	50%	50%	13,465	21,152	(7,687)	(210)	(8,395)	-	(3,843)	(14)	(4,198)	-	(3,843)	-	(4,198)	-
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	22,175	26,549	(4,374)	(15,604)	(2,514)	(9,280)	(4,374)	(15,604)	(2,514)	(9,280)	-	-	-	-
Other (*)			27,829	29,990	(2,161)	(4,137)	(937)	(5,614)	(1,497)	(17,466)	(1,667)	(6,178)	(4,795)	(43)	1,145	324
Total provision for net capital deficiency			95,190	196,515	(101,325)	(85,629)	(30,956)	(31,960)	(53,266)	(65,923)	(19,091)	(24,579)	(52,190)	(32,882)	(13,765)	(8,797)

Total Income from equity method investments											123,255	(19,389)			13,657	7,171

(*)Includes companies with investment balances below R$ 5,000.

(a)   Joint venture.

(b)   Joint venture with subsidiary Tenda.

(c)   The Company recorded the amount of R$3,211 in Income from equity method investments for the period ended September 30, 2015 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2)  - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)   Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)   See breakdown in Note 11.

(f)    Amount related to the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of the entity control.

(g)   Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in ownership interests --Continued

(a)  Change in investments

	Company	Consolidated

Balance at December 31, 2014	3,022,609	968,393
Income from equity method investments	142,346	27,422
Capital contribution (decrease)	121,612	(3,216)
Dividends receivable	(36,961)	(17,088)
Usufruct of shares (dividends paid) (Note 15)	(4,800)	-
Other investments	(2,789)	(52)
Balance at September 30, 2015	3,242,017	975,459

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2014	Addition	Write-off	100% depreciated items	09/30/2015	12/31/2014	Addition	Write-off	100% depreciated items	09/30/2015
Cost
Hardware	11,732	2,971	-	(951)	13,752	22,333	5,951	-	(1,251)	27,033
Leasehold improvements and installations	9,049	1,703	-	(1,591)	9,161	24,516	2,292	-	(6,898)	19,910
Furniture and fixtures	679	-	(4)	-	675	5,453	57	(4)	(2)	5,504
Machinery and equipment	2,640	-	-	-	2,640	4,020	1	-	(3)	4,018
Molds	-	-	-	-	-	10,035	2,074	-	-	12,109
Sales stands	11,781	6,046	(142)	(3,759)	13,926	15,083	6,980	(942)	(2,064)	19,057
	35,881	10,720	(146)	(6,301)	40,154	81,440	17,355	(946)	(10,218)	87,631

Accumulated depreciation
Hardware	(6,047)	(1,967)	-	951	(7,063)	(11,457)	(3,661)	-	1,251	(13,867)
Leasehold improvements and installations	(4,171)	(1,714)	-	1,591	(4,294)	(12,225)	(4,550)	-	6,898	(9,877)
Furniture and fixtures	(218)	(51)	4	-	(265)	(3,115)	(417)	4	2	(3,526)
Machinery and equipment	(1,080)	(198)	-	-	(1,278)	(1,498)	(302)	-	3	(1,797)
Molds	-	-	-	-	-	(915)	(1,699)	-	-	(2,614)
Sales stands	(2,236)	(5,625)	142	3,759	(3,960)	(3,539)	(6,161)	942	2,064	(6,694)
	(13,752)	(9,555)	146	6,301	(16,860)	(32,749)	(16,790)	946	10,218	(38,375)

Total property and equipment	22,129	1,165	-	-	23,294	48,691	565	-	-	49,256

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2014.

11.  Intangible assets

		Company
	12/31/2014				09/30/2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	76,535	8,308	-	(10,085)	74,758
Software – Depreciation	(42,624)	-	(10,995)	10,085	(43,534)
Other	4,796	2,804	(2,422)	-	5,178
Total intangible assets	38,707	11,112	(13,417)	-	36,402

		Consolidated
	12/31/2014				09/30/2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill on purchase of subsidiaries (Note 9)
AUSA	25,476	-	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization	(40,687)	-	-	-	(40,687)
	25,476	-	-	-	25,476

Software – Cost	101,581	16,419	-	(13,687)	104,313
Software – Depreciation	(58,555)	-	(14,897)	13,687	(59,765)
Other	8,401	2,804	(3,987)	-	7,218
	51,427	19,223	(18,884)	-	51,766

Total intangible assets	76,903	19,223	(18,884)	-	77,242

The Company evaluates the recovery of the carrying value of goodwill in the beginning of each fiscal year. In the period ended September 30, 2015, the Company did not find the existence of indication of impairment of goodwill.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2015	12/31/2014	09/30/2015	12/31/2014

National Housing System - SFH /SFI	October 2015 to August 2020	8.30% to 12.80% + TR 117% to 120% of CDI	1,019,273	925,163	1,173,381	1,128,514
Certificate of Bank Credit - CCB (I)	December 2015 to June 2017	117.9% of CDI 2.20% + CDI 13.20% Fixed	137,892	268,911	137,892	268,911

Total loans and financing (Note 21.i.d, 21.ii.a and 21.iii)			1,157,165	1,194,074	1,311,273	1,397,425

Current portion			525,789	443,802	603,920	550,058
Non-current portion			631,376	750,272	707,353	847,367

(i)   In the period ended September 30, 2015, the Company made the payment of the Certificates of Bank Credit (CCB) in the total amount of R$154,326, of which R$129,618 is related to principal and R$24,709 is related to the interest payable.

The current and non-current installments fall due as follows:

	Company		Consolidated
Maturity	09/30/2015	12/31/2014	09/30/2015	12/31/2014

2015	68,106	443,802	69,266	550,058
2016	631,202	431,312	728,399	506,207
2017	326,283	235,752	370,596	252,605
2018	131,574	83,208	138,464	88,555
2019 onward	-	-	4,548	-
	1,157,165	1,194,074	1,311,273	1,397,425

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of September 30, 2015 and December 31, 2014 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Total financial charges for the period	152,666	155,975	208,205	227,673
Capitalized financial charges	(99,759)	(79,476)	(142,271)	(132,761)

Financial expenses (Note 25)	52,907	76,499	65,934	94,912

Financial charges included in “Properties for sale”:

Opening balance	256,956	175,724	315,727	243,880
Capitalized financial charges	99,759	79,476	142,271	132,761
Charges recognized in profit or loss (Note 24)	(88,705)	(68,184)	(119,502)	(126,169)

Closing balance	268,010	187,016	338,496	250,472

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Seventh placement (i)	475,000	TR + 9.8247%	December 2017	492,158	502,033	492,158	502,033
Eighth placement / first series (ii)	144,214	CDI + 1.95%	October 2015	154,263	147,640	154,263	147,640
Eighth placement / second series	11,573	IPCA + 7.96%	October 2016	17,331	15,185	17,331	15,185
Ninth placement (iii)	130,000	CDI + 1.90%	July 2018	131,491	134,624	131,491	134,624
Tenth placement (iv)	55,000	IPCA + 8.22%	January 2020	61,815	-	61,815	-
First placement (Tenda) (v)	300,000	TR + 9.08%	October 2016	-	-	316,374	389,617

Total debentures (Note 21.i.d, 21.ii.a and 21.iii)				857,058	799,482	1,173,432	1,189,099

Current portion				306,680	314,770	523,054	504,387
Non-Current portion				550,378	484,712	650,378	684,712

(i)   On May 29, 2015, the change in the schedule for amortization of principal was unanimously approved without any exception, and became effective with the following amounts and maturities: (i) R$25,000 on June 5, 2015; (ii) R$25,000 on December 5, 2015; (iii) R$75,000 on June 5, 2016; (iv) R$75,000 on December 5, 2016; (v) R$150,000 on June 5, 2017; and (vi) R$150,000 on December 5, 2017.

On June 5, 2015, the Company made the payment in the total amount of R$51,337, of which R$25,000 related to the Face Value of the Placement, and R$26,337 related to the interest payable.

(ii)  On April 15, 2015, the Company made the payment in the amount of R$9,641 related to the interest payable of this placement.

(iii) On January 28 and July 28, 2015, the Company made the payment in the amount of R$8,728 and R$9,214, respectively, related to the interest payable of this placement.

(iv) On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(v)  On April 1, 2015, the Company made the payment of the twelfth installment of interests and sixth installment of amortization related to the first debenture placement of the subsidiary Tenda, in the total amount of R$99,143, of which R$80,000 related to principal and R$19,143 related to the interest payable.

Current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2015	12/31/2014	09/30/2015	12/31/2014

2015	206,407	314,770	322,781	504,387
2016	183,037	175,778	383,037	375,778
2017	344,690	244,690	344,690	244,690
2018	83,802	64,244	83,802	64,244
2019 onwards	39,122	-	39,122	-
	857,058	799,482	1,173,432	1,189,099

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is in compliance with the debt covenants at the reporting date of this quarterly information. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2015 and December 31, 2014 are as follows:

	09/30/2015	12/31/2014
Seventh placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-12.97 times	-9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-13.46%	-19.32%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.24 times	2.10 times

Eighth placement - first and second series and Loans and Financing
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-7.40 times	-5.32 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-13.46%	-19.32%

Ninth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt	3.48 times	3.86 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	50.21%	46.73%

Tenth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	-12.97 times	n/a
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-13.46%	n/a

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-4.72 times	-2.75 times
Net debt less debt with secured guarantee (3) required to not exceed 50% of equity.	-29.48%	-46.72%

Total accounts receivable plus unappropriated income plus total inventory of finished units required to be over 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.68 times	2.89 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)  Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Assignment of receivables:
CCI obligation Jun/11	3,671	5,678	6,085	8,851
CCI obligation Dec/11	2,256	2,897	3,103	3,985
CCI obligation Jul/12	523	1,483	523	1,483
CCI obligation Nov/12	-	-	4,792	6,151
CCI obligation Dec/12	7,249	8,604	7,249	8,604
CCI obligation Nov/13	2,953	3,451	7,074	9,459
CCI obligation Nov/14	5,585	9,407	7,704	11,513
FIDC obligation	1,326	2,976	2,904	6,083

Total obligations assumed on assignment of receivables (Note 21.iii)	23,563	34,496	39,434	56,129

Current portion	9,935	14,128	18,127	24,135
Non-current potion	13,628	20,368	21,307	31,994

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2014.

15.  Payables to venture partners

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Usufruct of shares (a)	7,145	10,794	8,934	11,030

Total payables to venture partners (Note 21.ii.a and 21.iii)	7,145	10,794	8,934	11,030

Current portion	4,865	6,081	6,654	6,317
Non-current portion	2,280	4,713	2,280	4,713

(a)  In the period ended September 30, 2015, the total amount of dividends paid to preferred shareholders by means of SPE-89 Empreendimentos Imobiliários S.A. was R$4,800 (Note 9).

The current and non-current portions fall due as follows:

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

2015	2,432	6,081	4,221	6,317
2016	3,573	3,573	3,573	3,573
2017	1,140	1,140	1,140	1,140
Total	7,145	10,794	8,934	11,030

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Other payables

		Company		Consolidated
	2012	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Acquisition of interests	2.286	-	-	-	2,395
Provision for penalties for delay in construction works	8.883	3,745	3,541	7,057	7,663
Cancelled contract payable	2.363	11,123	10,557	29,775	27,607
Warranty provision	28.345	41,960	30,858	60,708	52,167
Deferred sales taxes (PIS and COFINS)	21.772	11,260	9,507	21,655	14,163
Provision for net capital deficiency (Note 9)	35.570	53,266	65,923	52,190	32,882
Long-term suppliers		5,227	6,158	6,829	12,117
Other liabilities	13.781	14,718	19,185	28,185	39,446

Total other payables	113.000	141,299	145,729	206,399	188,440

Current portion	90.953	124,757	128,567	160,143	157,896
Non-current portion	22.047	16,542	17,162	46,256	30,544

17.  Provisions for legal claims and commitments

In the period ended September 30, 2015, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	124,175	218	45,447	169,840
Additional provision (Note 24)	36,207	12,156	18,305	66,668
Payment and reversal of provision not used	(21,272)	(12,154)	(5,374)	(38,800)
Balance at September 30, 2015	139,110	220	58,378	197,708

Current portion	103,525	220	14,324	118,069
Non-current portion	35,585	-	44,054	79,639

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 24)	50,401	12,160	24,445	87,006
Payment and reversal of provision not used	(37,940)	(12,154)	(18,538)	(68,632)
Balance at September 30, 2015	170,303	420	87,225	257,948

Current portion	103,525	220	14,324	118,069
Non-current portion	66,778	200	72,901	139,879

(a)      Civil lawsuits, tax proceedings and labor claims

As of September 30, 2015, the Company and its subsidiaries have deposited in court the amount of R$125,790 (R$123,510 in 2014) in the Company’s statement, and R$143,479 (R$154,939 in 2014) in the consolidated statement (Note 7).

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Civil lawsuits	88,308	88,378	101,035	106,731
Tax proceedings	12,077	12,311	12,555	12,350
Labor claims	25,405	22,821	29,889	35,858
Total	125,790	123,510	143,479	154,939

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Provisions for legal claims and commitments --Continued

(i)      Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2015, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$597,700 (R$561,056 in 2014), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Civil lawsuits	237,084	233,371	480,195	441,083
Tax proceedings	31,876	38,053	41,844	53,586
Labor claims	42,091	42,355	75,661	66,387
Total	311,051	313,779	597,700	561,056

(b)     Payables related to the completion of real estate ventures

There was no significant change in relation to the information reported in Note 17(i)(b) to the financial statements as of December 31, 2014.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 31 real estate where its facilities are located, at a monthly cost of R$1,113 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2014.

18.  Payables for purchase of properties and advances from customers

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Payables for purchase of properties	87,305	127,123	273,925	331,436
Adjustment to present value	(6,046)	(5,077)	(12,580)	(5,619)
Advances from customers
Development and sales	18,756	12,939	32,550	21,236
Barter transaction - Land	149,823	168,028	248,243	244,689

Total payables for purchase of properties and advances from customers	249,838	303,013	542,138	591,742

Current portion	165,143	228,991	382,910	490,605
Non-current portion	84,695	74,022	159,228	101,137

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Equity

19.1.  Capital

As of September 30, 2015 and December 31, 2014, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 378,066.162 (408,066,162 as of December 31, 2014) registered common shares, without par value, of which 10,584,756 (29,881,286 as of December 31, 2014) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuing up to the limit of 600,000,000 (six hundred million) common shares.

On February 02, 2015, the Company approved the creation of a new program to repurchase its shares to hold them in treasury and later selling or cancelling them, over a period of 365 days, up to the limit of 27,000,000 shares. On this same date it took the resolution to cancel 30,000,000 common shares of the Company held in treasury, without capital reduction. In the period ended  September 30, 2015, 11,925,330 shares were acquired totaling R$24,157. Additionally, the Company transferred 1,221,860 shares in the total amount of R$3,023 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$599.

Treasury shares - 09/30/2015
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2.8880	0.16%	1,211	1,731
1st quarter 2013	1,000,000	4.3316	0.26%	2,020	4,336
2nd quarter 2013	9,000,000	3.9551	2.38%	18,180	35,634
4th quarter 2013	8,500,000	3.6865	2.25%	17,170	31,369
1st quarter 2014	14,900,000	3.2297	3.94%	30,098	48,168
2nd quarter 2014 (transfer)	(4,169,157)	3.2168	-1.10%	(8,422)	(13,424)
2nd quarter 2014	1,000,000	3.1843	0.26%	2,020	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3.2135	-0.34%	(2,614)	(4,159)
3rd quarter 2014	752,900	2.9283	0.20%	1,521	2,206
4th quarter 2014	27,085,334	2.0956	7.16%	54,712	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3.3351	-7.27%	(55,536)	(91,693)
1st quarter 2015	10,925,330	2.0244	2.89%	22,069	22,135
1st quarter 2015 (cancellations)	(30,000,000)	2.4738	-7.94%	(60,600)	(74,214)
2nd quarter 2015 (transfer)	(731,910)	2.4738	-0.19%	(1,478)	(1,810)
3rd quarter 2015	1,000,000	2.0220	0.26%	2,020	2,022
3rd quarter 2015 (transfer)	(489,950)	2.4737	-0.13%	(990)	(1,213)
	10,584,756	2.4545	2.80%	21,381	25,980

(*)          Market value calculated based on the closing share price at September 30, 2015 (R$2.02), not considering the effect of occasional volatilities.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Equity --Continued

19.1.  Capital --Continued

Treasury shares – 12/31/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2.8880	0.14%	1,319	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	2,200	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	19,800	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	18,700	31,369
1st quarter 2014	14,900,000	3.2297	3.42%	32,780	48,168
2nd quarter 2014 (transfer)	(4,169,157)	3.2168	-1.03%	(9,172)	(13,424)
2nd quarter 2014	1,000,000	3.1843	0.25%	2,200	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3.2135	-0.30%	(2,847)	(4,159)
3rd quarter 2014	752,900	2.9283	0.17%	1,656	2,206
4th quarter 2014	27,085,334	2.0956	6.64%	59,588	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3.3351	-6.74%	(60,485)	(91,693)
	29,881,286	2.6458	6.80%	65,739	79,059

(*)          Market value calculated based on the closing share price at December 31, 2014 (R$2.20), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(11,925)
Transfer related to the stock option plan	1,222
Outstanding shares as of September 30, 2015	367,481

Weighted average shares outstanding	367,603

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) and in the periods ended September 30, 2015 and  2014 had the following effects on profit or loss:

	09/30/2015	09/30/2014

Gafisa	5,859	13,402
Tenda	1,606	311
	7,465	13,713

(i)    Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2012, 2013, 2014 and 2015 which follows the rules established in the Stock Option Plan of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.      Equity --Continued

19.2.  Stock option plan

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss for the year (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the period ended September 30, 2015 and in the year ended December 31, 2014, which include the respective weighted average exercise prices, are as follows:

	2015		2014
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the yea	9,542,643	1.49	11,908,128	1.47
Options granted	3,567,201	2.24	4,361,763	1.93
Options exercised (i)	(1,221,860)	(0.49)	(5,463,395)	1.26
Options expired	(32,000)	(3.05)	(748,518)	3.66
Options forfeited	(112,605)	(0.01)	(515,335)	0.04

Options outstanding at the end of the period	11,743,379	1.83	9,542,643	1.49

(i) In the period ended September 30, 2015, the amount received through exercised options was R$599 (R$6,921 in the year ended December 31, 2014).

As of September 30, 2015, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,743,379	4.50	1.83	1,757,598	2.59

During the period ended September 30, 2015,  the Company granted 3,567,201 options in connection with its stock option plans comprising common shares (4,361,763 options granted in the year ended December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.      Equity --Continued

19.2.  Stock option plan --Continued

(i)     Gafisa—Continued

The fair value of the new granted options totaled R$3,232 (R$7,464 in 2014), which was determined based on the following assumptions:

	2015	2014
Pricing model	Binomial	MonteCarlo
Option exercise price (R$)	R$2.24	R$3.13 type A and R$0.01 type B
Weighted average of option price (R$)	R$2.24	R$ 1.93
Expected volatility (%) – (*)	52%	55%
Expected option life (years)	5.58 years	4.66 years
Dividend income (%)	2.24%	1.90%
Risk-free interest rate (%)	13.64%	10.55%

 (*) The volatility was determined based on the regression analyses of the relationship between the Gafisa S.A. stock volatility and the Ibovespa index.

 (ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issue. As of September 30, 2015 and December 31, 2014, the amount of R$14,965, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

In the period ended September 30, 2015,  the subsidiary Tenda did not grant any options in connection with its stock option plan comprising common shares (42,259,687 options granted in the year ended December 31, 2014).

19.3.  Share-based payment – Phantom Shares

In the period ended September 30, 2015, a share-based payment program with settlement in cash was approved, with fixed terms and conditions. The beneficiaries were granted the right to receive an amount equivalent to 1,898,886 phantom shares, together with the stock option plan for the year 2015. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

These amounts are recorded as provision payable, with contra-entry to profit or loss for the year, based on the fair value of the phantom shares granted and during the vesting period. The fair value of this liability is remeasured and adjusted at each reporting period, according to the change in the fair value of the granted benefit and vesting. As of September 30, 2015, the amount of R$352, related to the phantom shares, is recognized in the heading “Other payables”.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2015 and 2014 is as follows:

	Consolidated
	09/30/2015	09/30/2014

Profit (loss) before income tax and social contribution, and statutory interest	73,753	(24,700)
Income tax calculated at the applicable rate - 34%	(25,076)	8,398
Net effect of subsidiaries taxed by presumed profit	28,807	5,671
Tax losses (tax loss carryforwards used)	(2,387)	(7,636)
Income from equity method investments	4,126	2,439
Stock option plan	(2,591)	(9,376)
Other permanent differences	(12,992)	(12,625)
Charges on payables to venture partners	901	2,534
Tax benefits recognized (not recognized)	5,956	(16,837)
	(3,256)	(27,432)

Tax expenses - current	(14,984)	(26,896)
Tax income (expenses) - deferred	11,728	(536)

(ii)   Deferred income tax and social contribution

As of September 30, 2015 and December 31, 2014, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014
Assets
Provisions for legal claims	67,221	57,746	86,441	81,455
Temporary differences – PIS and COFINS deferred	12,293	9,754	18,056	14,960
Provisions for realization of non-financial assets	2,638	2,638	15,969	12,793
Temporary differences – CPC adjustment	14,026	11,765	18,935	18,656
Other provisions	56,200	58,363	75,598	92,384
Income tax and social contribution loss carryforwards	77,456	79,499	319,392	301,598
Tax credits from downstream acquisition	28,165	28,165	28,165	28,165
Tax benefits not recognized	-	-	(270,802)	(276,758)
	257,999	247,930	291,754	273,253

Liabilities
Negative goodwill	(92,385)	(92,385)	(93,864)	(92,385)
Temporary differences –CPC adjustment	(102,005)	(112,258)	(101,808)	(111,294)
Differences between income taxed on cash basis and recorded on an accrual basis	(81,623)	(69,413)	(118,261)	(104,314)
	(276,013)	(274,056)	(313,933)	(307,993)

Total net	(18,014)	(26,126)	(22,179)	(34,740)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Income tax and social contribution --Continued

(ii)      Deferred income tax and social contribution --Continued

The balances of income tax and social contribution loss carryforwards for offset are as follows:

Company
09/30/2015			12/31/2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

227,813	227,813		233,820	233,820

Deferred tax asset (25%/9%)

56,953	20,503	77,456	58,455	21,044	79,499

Recognized deferred tax asset

56,953	20,503	77,456	58,455	21,044	79,499

Unrecognized deferred tax asset

-	-	-	-	-	-

Consolidated
09/30/2015			12/31/2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

957,019	957,019		887,052	887,052

Deferred tax asset (25%/9%)

239,255	86,132	325,387	221,763	79,835	301,598

Recognized deferred tax asset

58,455	21,044	79,499	58,455	21,044	79,499

Unrecognized deferred tax asset

180,800	65,088	245,888	163,308	58,791	222,099

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

Company
Income tax and social contribution loss carryforwards	Income tax and social contribution

2015

1,414	481

2016

11,489	3,906

2017

26,060	8,860

2018

19,030	6,470

2019 onwards

169,819	57,739
227,812	77,456

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2014.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of September 30, 2015, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturity between December 2015 and January 2020. The derivative contracts are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments --Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	09/30/2015	12/31/2014

Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	-	(208)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	(672)	(401)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(766)	(160)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(554)	(185)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	(290)	58
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(2,009)	(941)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(15,921)	(6,336)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	(2,922)	-
							(23,134)	(8,173)

					Current		(14,110)	(3,340)
					Non-current		(9,024)	(4,833)

(a)      On March 17, 2015, the Company bought derivative swap transaction to mitigate the exposure to the fixed index from IPCA + 8.22% p.a. of the tenth Debenture Placement of the Company to 120% of CDI (Note 13).

During the period ended September 30, 2015, the amount of R$(17,610) (R$4,354 in 2014) in the Company’s statements and in the consolidated statements, which refers to net result of the loss of interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2014.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Year ended September 30, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	525,789	618,818	12,558	-	1,157,165
Debentures (Nota 13)	306,680	511,256	39,122	-	857,058
Payables to venture partners (Note 15)	4,865	2,280	-	-	7,145
Suppliers	43,906	-	-	-	43,906
	881,240	1,132,354	51,680	-	2,065,274

	Company
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	443,802	667,064	83,208	-	1,194,074
Debentures (Nota 13)	314,770	420,468	64,244	-	799,482
Payables to venture partners (Note 15)	6,081	4,713	-	-	10,794
Suppliers	57,369	-	-	-	57,369
	822,022	1,092,245	147,452	-	2,061,719

	Consolidated
Year ended September 30, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	603,920	693,484	13,869	-	1,311,273
Debentures (Nota 13)	523,054	611,256	39,122	-	1,173,432
Payables to venture partners (Note 15)	6,654	2,280	-	-	8,934
Suppliers	78,796	-	-	-	78,796
	1,212,424	1,307,020	52,991	-	2,572,435

	Consolidated
Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	550,058	758,812	88,555	-	1,397,425
Debentures (Nota 13)	504,387	620,468	64,244	-	1,189,099
Payables to venture partners (Note 15)	6,317	4,713	-	-	11,030
Suppliers	95,131	-	-	-	95,131
	1,155,893	1,383,993	152,799	-	2,692,685

e)    Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2015 and December 31, 2014 is as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Financial instruments --Continued

(i)     Risk considerations --Continued

e)    Fair value classification --Continued

	Company			Consolidated
	Fair value classification
As of September 30, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	479,099	-	-	853,946	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	582,042	-	-	1,047,359	-

In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of September 30, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,115,584	-	-	1,260,673	-
Debentures (Note 21.ii.a)	-	823,420	-	-	1,129,622	-
Payables to venture partners (Note 21.ii.a)	-	8,379	-	-	8,379	-
Derivative financial instruments (Note 21.i.b)	-	23,134	-	-	23,134	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,184,202	-	-	1,333,399	-
Debentures (Note 21.ii.a)	-	802,948	-	-	1,179,915	-
Payables to venture partners (Note 21.ii.a)	-	12,304	-	-	12,304	-
Derivative financial instruments (Note 21.i.b)	-	8,173	-	-	8,173	-

In the period ended September 30, 2015 and year ended December 31, 2014, there were no transfers between the Levels 1 and 2 fair value valuation, nor were transfers between Levels 3 and 2 fair value valuation.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Financial instruments --Continued

 (ii)   Fair value of financial instruments

a)    Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

       The main carrying values and fair values of financial assets and liabilities at September 30, 2015 and December 31, 2014 are as follows:

	Company
	09/30/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	29,476	29,476	33,792	33,792
Short-term investments (Note 4.2)	479,099	479,099	582,042	582,042
Trade accounts receivable (Note 5)	1,107,260	1,107,260	1,024,441	1,024,441

Financial liabilities
Loans and financing (Note 12)	1,157,165	1,115,584	1,194,074	1,184,202
Debentures (Note 13)	857,058	823,420	799,482	802,948
Payables to venture partners (Note 15)	7,145	8,379	10,794	12,304
Derivative financial instruments (Note 21(i)(b))	23,134	23,134	8,173	8,173
Suppliers	43,906	43,906	57,369	57,369

	Consolidated
	09/30/2015		12/31/2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	67,882	67,882	109,895	109,895
Short-term investments (Note 4.2)	853,946	853,946	1,047,359	1,047,359
Trade accounts receivable (Note 5)	1,975,995	1,975,995	1,825,319	1,825,319

Financial liabilities
Loans and financing (Note 12)	1,311,273	1,260,673	1,397,425	1,333,399
Debentures (Note 13)	1,173,432	1,129,622	1,189,099	1,179,915
Payables to venture partners (Note 15)	8,934	8,379	11,030	12,304
Derivative financial instruments (Note 21(i)(b))	23,134	23,134	8,173	8,173
Suppliers	78,796	78,796	95,131	95,131

There was no significant change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014.

b)    Risk of debt acceleration

       There was no significant change in relation to the risks of debt acceleration disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2014.

c)    Market risk

       There was no significant change in relation to the risks of debt acceleration disclosed in Note 21(ii)(c) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Financial instruments —Continued

(iii)   Capital stock management

The explanation related to this note did not undergo significant changes in relation to those disclosed in Note 21 (iii) to the financial statements as of December 31, 2014.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	Company		Consolidated
	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Loans and financing (Note 12)	1,157,165	1,194,074	1,311,273	1,397,425
Debentures (Note 13)	857,058	799,482	1,173,432	1,189,099
Obligations assumed on assignment of receivables (Note 14)	23,563	34,496	39,434	56,129
Payables to venture partners (Note 15)	7,145	10,794	8,934	11,030
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(508,575)	(615,834)	(921,828)	(1,157,254)
Net debt	1,536,356	1,423,012	1,611,245	1,496,429
Equity	3,110,914	3,055,345	3,112,609	3,058,403
Equity and net debt	4,647,270	4,478,357	4,723,854	4,554,832

 (iv) Sensitivity analysis

The sensitivity analysis of financial instruments for  the period ended September 30, 2015 and year ended December 31, 2014, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2015 and December 31, 2014, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Trade accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis of the years ended September 30, 2015 and December 31, 2014, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.13%, (11.51% in 2014) the TR at 1.20% (0.52% in 2014), the INCC rate at 7.30% (6.95% in 2014), the General Market Prices Index (IGP-M) at 8.35% (3.67% in 2014) and the National Consumer Price Index – Extended (IPCA) at 9.49% (6.41% in 2014). The scenarios considered were as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.      Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of September 30, 2015:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	Increase/decrease of CDI	48,713	24,357	(24,357)	(48,713)
Loans and financing	Increase/decrease of CDI	(15,082)	(7,541)	7,541	15,082
Debentures	Increase/decrease of CDI	(17,689)	(8,845)	8,845	17,689
Derivative financial instruments	Increase/decrease of CDI	(32,215)	(16,933)	18,197	38,494

Net effect of CDI variation		(16,273)	(8,962)	10,226	22,552

Loans and financing	Increase/decrease of TR	(5,021)	(2,511)	2,511	5,021
Debentures	Increase/decrease of TR	(6,507)	(3,254)	3,254	6,507

Net effect of TR variation		(11,528)	(5,765)	5,765	11,528

Debentures	Increase/decrease of IPCA	(3,430)	(1,715)	1,715	3,430

Net effect of IPCA variation		(3,430)	(1,715)	1,715	3,430

Accounts receivable	Increase/decrease of INCC	66,966	33,483	(33,483)	(66,966)

Net effect of INCC variation		66,966	33,483	(33,483)	(66,966)

As of December 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Financial investments	Increase/decrease of CDI	51,528	25,764	(25,764)	(51,528)
Loans and financing	Increase/decrease of CDI	(31,786)	(15,893)	15,893	31,786
Debentures	Increase/decrease of CDI	(14,571)	(7,285)	7,285	14,571
Derivative financial instruments	Increase/decrease of CDI	(36,708)	(19,243)	21,282	44,892

Net effect of CDI variation		(31,537)	(16,657)	18,696	39,721

Loans and financing	Increase/decrease of TR	(1,851)	(925)	925	1,851
Debentures	Increase/decrease of TR	(2,321)	(1,160)	1,160	2,321

Net effect of TR variation		(4,172)	(2,085)	2,085	4,172

Debentures	Increase/decrease of IPCA	(457)	(229)	229	457

Net effect of IPCA variation		(457)	(229)	229	457

Accounts receivable	Increase/decrease of INCC	59,351	29,675	(29,675)	(59,351)

Net effect of INCC variation		59,351	29,675	(29,675)	(59,351)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.  Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	09/30/2015	12/31/2014	09/30/2015	12/31/2014

Assets
Current account:
Total SPEs	58,261	96,071	74,774	139,947
Condominium and consortia and thirty party’s works	8,294	2,785	8,294	2,785
Loan receivable	73,454	68,120	103,680	107,067
Dividends receivable	7,036	5,909	-	-
	147,045	172,885	186,748	249,799

Current portion	73,591	104,765	83,068	142,732
Non-current	73,454	68,120	103,680	107,067

Liabilities
Current account:
Total SPEs and Tenda	(779,808)	(596,047)	(96,346)	(156,503)
	(779,808)	(596,047)	(96,346)	(156,503)

Current portion	(779,808)	(596,047)	(96,346)	(156,503)

The composition, nature and condition of loan receivable by the Company are shown below:

	Company
	09/30/2015	12/31/2014	Nature	Interest rate

Engenho	-	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	10,243	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	575	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	52,095	49,358	Construction	10% p.a. + TR
Target	784	-	Construction	12% p.a. + IGPM
Tembok Planej. e Desenv. Imob. Ltda. (Scena Laguna)	9,757	8,361	Construction	12% p.a. + IGPM
Total Company	73,454	68,120

	Consolidated
	09/30/2015	12/31/2014	Nature	Interest rate

Engenho	-	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	10,243	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	575	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	52,095	49,358	Construction	10% p.a. + TR
Target	784	-	Construction	12% p.a. + IGPM
Tembok Planej. e Desenv. Imob. Ltda. (Scena Laguna)	9,757	8,361	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	-	10,164	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	-	8,422	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	14,011	4,037	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,198	936	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.5% to 112% of CDI
Bild Desenvolvimento Imobiliário Ltda	-	2,471	Construction	IGPM + interest 12% p.a.
Other	849	749	Construction	Several
Total consolidated	103,680	107,067

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.  Related parties --Continued

22.1.  Balances with related parties --Continued

In the period ended September 30, 2015 the recognized financial income from interest on loans amounted to R$7,056 (R$5,156 in 2014) in the Company’s  statement and R$14,393 (R$7,679 in 2014) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2014.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,117,891 as of September 30, 2015 (R$973,808 in 2014).

23.  Net operating revenue

Company

Consolidated

09/30/2015

09/30/2014

09/30/2015

09/30/2014

Gross operating revenue

Real estate development, sale, barter transactions and construction services

934,038	863,407	1,857,595	1,571,666

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(1,091)	825	24,957	54,576

Taxes on sale of real estate and services

(82,815)	(79,377)	(147,479)	(124,520)

Net operating revenue

850,132	784,855	1,735,073	1,501,722

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

09/30/2015

09/30/2014

09/30/2015

09/30/2014

Cost of real estate development and sale:
Construction cost	(349,191)	(330,290)	(743,662)	(680,249)
Land cost	(124,623)	(93,068)	(234,058)	(153,030)
Development cost	(29,477)	(30,229)	(81,102)	(79,164)
Capitalized financial charges (Note 12)	(88,705)	(68,184)	(119,502)	(126,169)
Maintenance / warranty	(38,396)	(21,322)	(44,679)	(27,091)
Provision for cancelled contracts (Note 5)	-	-	(28,107)	(44,914)
Total cost of real estate development and sale	(630,392)	(543,093)	(1,251,110)	(1,110,617)

Commercial expenses:
Marketing expenses	(21,979)	(22,288)	(47,216)	(44,368)
Brokerage and sale commission	(9,254)	(12,565)	(19,879)	(25,008)
Corporate Marketing and Customer Relationship Management expenses	(12,523)	(16,727)	(26,901)	(33,293)
Other	(5,855)	(4,139)	(12,578)	(7,960)
Total commercial expenses	(49,611)	(55,719)	(106,574)	(110,899)

General and administrative expenses:
Salaries and payroll charges	(29,181)	(31,529)	(56,835)	(57,006)
Employee benefits	(3,248)	(3,056)	(5,710)	(5,047)
Travel and utilities	(617)	(1,154)	(1,529)	(2,051)
Services	(6,831)	(14,204)	(17,664)	(25,601)
Rents and condominium fees	(7,371)	(7,281)	(10,713)	(11,102)
IT	(9,176)	(10,996)	(16,857)	(17,889)
Stock option plan (Note 19.2)	(5,859)	(13,402)	(7,465)	(13,713)
Reserve for profit sharing (Note 26.iii)	(17,000)	(13,910)	(25,449)	(26,151)
Other	(1,153)	(347)	(1,464)	(164)
Total general and administrative expenses	(80,436)	(95,879)	(143,686)	(158,724)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(66,668)	(40,420)	(87,006)	(77,283)
Income from equity method investments in unincorporated venture (“SCP”)	-	4,839	-	-
Expenses with the adjustment to the stock option plan balance of AUSA	-	(13,863)	-	(13,863)
Other	(12,419)	(2,272)	(25,707)	(1,479)
Total other income (expenses), net	(79,087)	(51,716)	(112,713)	(92,625)

25.  Financial income (expenses)

	Company		Consolidated

09/30/2015

09/30/2014

09/30/2015

09/30/2014

Financial income
Income from financial investments	44,569	60,303	78,374	100,919
Financial income on loans (Note 22)	7,056	5,156	14,393	7,679
Interest income	580	1,993	607	2,578
Other financial income	229	2,718	6,630	7,458
	52,434	70,170	100,004	118,634
Financial expenses
Interest on funding, net of capitalization (Note 12)	(52,906)	(76,499)	(65,934)	(94,912)
Amortization of debenture cost	(2,949)	(3,362)	(2,949)	(3,161)
Payables to venture partners	(1,524)	(2,211)	(1,524)	(2,255)
Banking expenses	(3,193)	(2,627)	(5,323)	(2,875)
Derivative transactions (Note 21 (i) (b))	(17,610)	(4,354)	(17,610)	(4,354)
Discount granted and other financial expenses	(19,247)	(10,494)	(31,884)	(30,091)
	(97,429)	(99,547)	(125,224)	(137,648)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the periods ended September 30, 2015 and 2014, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended September 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in thousands of R$)	1,270	2,770	149
Salary / Fees	1,270	2,475	149
Direct and indirect benefits	-	295	-
Monthly compensation (in thousands of R$)	141	308	17
Total compensation	1,270	2,770	149
Profit sharing	-	3,413	-

	Management compensation
Period ended September 30, 2014	Board of Directors	Statutory Board	Board of Directors

Number of members	8	5	3
Annual fixed compensation (in thousands of R$)	1,316	2,806	140
Salary / Fees	1,297	2,530	140
Direct and indirect benefits	19	276	-
Monthly compensation (in thousands of R$)	146	312	16
Total compensation	1,316	2,806	140
Profit sharing	-	3,413	-

The maximum aggregate compensation of the Company’s management members for the year 2015, was established at R$13,228, as approved at the Annual Shareholders’ Meeting held on April 16, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$205.

(ii)    Sales

In the period ended September 30, 2015, there was no transaction in connection to units sold to the Management (R$1,513 in the period ended September 30, 2014) and the total receivables from sales is R$3,213 (R$4,686 as of December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended September 30, 2015, the Company recorded a provision for profit sharing amounting to R$17,000 in the Company’s  statement (R$13,910 in 2014) and R$25,449 in the consolidated statement (R$26,151 in 2014) in the account “General and Administrative Expenses" (Note 24).

	Company		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Executive officers	3,413	3,413	7,896	8,093
Other employees	13,587	10,497	23,217	18,058
Reversal in subsidiary Tenda	-	-	(5,664)	-
	17,000	13,910	25,449	26,151

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31,2014.

27.  Insurance

For the period ended September 30, 2015, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2014.

28.  Earning (loss) per share

The following table shows the calculation of basic and diluted profit and loss per share. In view of the losses for the period ended September 30, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2015	09/30/2014
Basic numerator
Proposed dividends and interest on equity		-
Undistributed profit (loss)	73,623	(50,594)
Undistributed profit (loss), available for the holders of common shares	73,623	(50,594)

Basic denominator (in thousands of shares)
Weighted average number of shares	367,603	405,279

Basic earning (loss) per share in Reais	0.2003	(0.1248)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Earning (loss) per share --Continued

	09/30/2015	09/30/2014
Diluted numerator
Proposed dividends and interest on equity
Undistributed earning (loss)	-	-
Undistributed earning (loss), available for the holders of common shares	73,623	(50,594)
	73,623	(50,594)
Diluted denominator (in thousands of shares)
Weighted average number of shares	367,603	405,279
Stock options	2,316	-
Diluted weighted average number of shares	369,919	405,279

Diluted earning (loss) per share in Reais	0.1990	(0.1248)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2014.

29.  Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa S.A.	Tenda	09/30/2015
Net operating revenue	1,090,933	644,140	1,735,073
Operating costs	(793,688)	(457,422)	(1,251,110)

Gross profit	297,245	186,718	483,963

Selling expenses	(59,611)	(46,963)	(106,574)
General and administrative expenses	(80,438)	(63,248)	(143,686)
Depreciation and amortization	(24,780)	(10,894)	(35,674)
Financial expenses	(92,626)	(34,565)	(127,191)
Financial income	62,197	39,774	101,971
Tax income (expenses)	(2,485)	(771)	(3,256)

Net income for the period attributable to the owners of the Company	30,312	43,311	73,623

Customers (short and long term)	1,465,094	510,901	1,975,995
Inventories (short and long term)	1,851,273	636,113	2,487,386
Other assets	1,778,752	817,391	2,596,143

Total assets	5,095,119	1,964,405	7,059,524

Total liabilities	3,120,252	826,663	3,946,915

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Segment information --Continued

			Consolidated
	Gafisa S.A.	Tenda	09/30/2014
Net operating revenue	1,089,913	411,809	1,501,722
Operating costs	(775,165)	(335,452)	(1,110,617)

Gross profit	314,748	76,357	391,105

Selling expenses	(69,133)	(41,766)	(110,899)
General and administrative expenses	(95,886)	(62,838)	(158,724)
Depreciation and amortization	(30,261)	(11,453)	(41,714)
Financial expenses	(101,218)	(36,430)	(137,648)
Financial income	75,903	42,731	118,634
Tax expenses	(20,019)	(7,413)	(27,432)

Net income/(loss) for the period attributable to the owners of the Company	30,399	(80,993)	(50,594)

Customers (short and long term)	1,544,413	386,801	1,931,214
Inventories (short and long term)	1,749,750	752,058	2,501,808
Other assets	2,047,209	1,098,623	3,145,832

Total assets	5,341,372	2,237,482	7,578,854

Total liabilities	3,270,322	1,179,395	4,449,717

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2014.

30.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the heading “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of September 30, 2015:

Consolidated
09/30/2015

Unappropriated sales revenue of units sold	805,613
Unappropriated estimated cost of units sold	(465,248)
Unappropriated estimated cost of units in inventory	(748,050)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	3,034,974
Appropriated sales revenue	(2,229,361)
Unappropriated sales revenue (a)	805,613

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,796,180)
Incurred cost of units	1,330,932
Unappropriated estimated cost (b)	(465,248)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Real estate ventures under construction – information and commitments --Continued

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,635,724)
Incurred cost of units	887,674
Unappropriated estimated cost	(748,050)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       As of September 30, 2015, the percentage of the consolidated assets in the quarterly information related to ventures included in the structure of equity segregation of the real estate development was 30.8%.

31.  Communication with regulatory bodies

The explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31, 2014.

32.  Subsequent events

(i)      First debenture placement of the subsidiary Tenda

On September 29, 2015, in the Annual Debenture Holders Meeting, the term of the seventh installment of the face value and interests related to the first debenture placement of subsidiary Tenda was extended to October 8, 2015. In addition, on October 7, 2015, the partial payment of the seventh installment of the face value of this placement, in the amount of R$70,000, which due date was October 8, 2015 was extended to December 1, 2015, becoming the eight amortization installment.

On October 8, 2015, the subsidiary Tenda made the partial payment of the 13th installment of interests in the amount of R$17,193, and the seventh amortization installment in the amount of R$30,000 related to the first debenture placement.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.  Subsequent events --Continued

(ii)     Amortization of the first and second series of the eight debenture placement of the Company

On October 15, 2015, the Company made payments related to the final maturity of the first series of the eight debenture placement in the amount of R$155,244, of which R$144,213 for the face value, and R$11,063 for the interest payable. On the same date, the Company made a payment of R$9,371, of which R$8,089 for the adjusted face value and R$1,282 for the interest payable related to the second series of the eight placement.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.    SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	9/30/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,584,757	2.80%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Polo	69,108,486	18.28%
Pátria Investimentos	21,171,100	5.60%
Outstanding shares	253,366,019	67.02%

Total shares	378,066,162	100.00%

	9/30/2014
	Common shares
Shareholder	Shares	%

Treasury shares	30,288,991	6.95%
FUNCEF – Fundação dos Economiários Federais	25,181,789	5.78%
Polo	23,266,216	5.34%
Skagen Global	29,307,300	6.73%
Outstanding shares	327,514,905	75.2%

Total shares	435,559,201	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.    SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2015
	Common shares
	Shares	%

Shareholders holding effective control of the Company	114,115,386	30.18%
Board of Directors	592,609	0.16%
Executive directors	1,774,245	0.47%
Fiscal council	0	0.00%
Executive control, board members, officers and fiscal council	116,482,240	30.81%

Treasury shares	10,584,757	2.80%
Outstanding shares in the market (*)	250,999,165	66.39%

Total shares	378,066,162	100.00%

	9/30/2014
	Common shares
	Shares	%

Shareholders holding effective control of the Company	77,755,305	17.85%
Board of Directors	592,609	0.14%
Executive directors	1,643,445	0.38%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	79,991,359	18.37%

Treasury shares	30,288,991	6.95%
Outstanding shares in the market (*)	325,278,851	74.68%

Total shares	435,559,201	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information from Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained within the Quarterly Information (ITR) for the quarter ended September 30, 2015, which comprises the balance sheet as at September 30, 2015 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these interim information in compliance with the standards issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that could lead us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information -  ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with IAS 34, which considers Guidance OCPC 04 on the application of Technical Interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), applicable to the preparation of Quarterly Information and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Emphasis of matter

As described in Note 2, the individual  and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with IFRS applicable to the Brazilian Real Estate Development Entities (IAS34, for interim financial information), also considers the Technical Orientation - OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified regarding this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the nine-month period ended September 30, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information - ITR, and considered as supplemental information by the International Financial Reporting Standards (IFRS), which do not require the disclosure of the statement of value added. These statements have been submitted to the same review procedures previously described above and, based on our review, we are not aware of any fact that leads us to believe that they were not fairly stated, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 6, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2015; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2015.

Sao Paulo, November 6, 2015

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2015; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2015.

Sao Paulo, november 6, 2015

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 19, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer